                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. ONE

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                AXYN CORPORATION
                 (Name of Small Business Issuer in Its Charter)


                STATE OF COLORADO                          95-4754179
        (State or Other Jurisdiction of                  (IRS Employer
         Incorporation or Organization)               Identification Number

#201-338 MONTREAL ROAD, VANIER, ONTARIO, CANADA             K1L 6B3
   (Address of Principal Executive Offices)                (Zip code)

                                 (613) 564-2996
              (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                 Each Class Is To Be Registered

               None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $.0001

                                (Title of Class)


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ITEM 1. DESCRIPTION OF BUSINESS.

                           Forward Looking Statements

This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. In particular, please see "Risk Factors" in Item 1.

        Currency Conversion.

        All monetary amounts are expressed in United States Dollars, unless specifically indicated otherwise. Where conversion from Canadian Dollars to United States Dollars has been made, the conversion factor used is one and one-half Canadian Dollars per one United States Dollar ($C1.50=$US1.00).

        Business Development.

        AXYN CORPORATION ("AXYN") is a Colorado corporation which owns 100% of the outstanding shares of AXYN Canada Corporation ("ACC"), a Canadian corporation, and AXYN TECHNOLOGIES CORPORATION, a Delaware corporation, which are engaged in the development, marketing, licensing and sales of Y2K products and services in Canada and the United States, respectively, which are explained below. AXYN, ACC, and AXYN TECHNOLOGIES Corporation are hereafter referred to collectively as the "Company".

        The Company's Common Stock trades in the over-the-counter market on the Electronic Bulletin Board ("EBB") under the symbol "AXYN" (previous symbol:TMPG). AXYN's EBB listing resulted from a reverse share exchange consummated on June 18, 1998, between ACC, and Thor Management Group, Inc. ("Thor"), which was the EBB listed company. As a result of the transaction, Thor acquired all of the outstanding Common Stock of ACC and Thor changed its name to AXYN CORPORATION (pronounced ak-shun).

        Thor was incorporated under the laws of the State of Colorado on January 12, 1998 and was established as a real estate management company located at 1422 Delgany Street, Denver, CO. Thor never conducted any business prior to the exchange of shares.

        The Company's US corporate mailing address is AXYN Corporation, 1122 North Stanford Drive, Simi Valley, CA 93065-9455. The Subsidiary's address is AXYN Canada Corporation, 201 - 338 Montreal Road, Vanier, Ontario, Canada K1L 6B3. Its telephone number is (613) 564-2996 and its fax number is (613)742-6068.

BUSINESS OF ISSUER.

        ACC began business as a Year 2000 ("Y2K") solutions supplier for desktop and embedded systems ("Y2K sectors"). A desktop system is typically a software system that operates on desk-top computers, including servers, workstations, and smaller computers. It is typically single-user computer, and may be either networked or stand alone. These computers are often called "personal computers" or "PCs". An embedded system is a software system that is embedded directly into computer chips and is generally not subject to reprogramming. A Y2K problem arises when dates and date codes in the software systems use only two digits to identify the year, such "99", for the year 1999, with the first two digits "19" implied. When the year 2000 commences, some computers and systems will read the year as "1900" rather than "2000". The wrong date might cause numerous problems. A system is Y2K compliant when it


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will recognize the right date. The Company established two separate strategies to develop or acquire products and services for its two Y2K sectors.

      The Company has no patents on software; however The Company Canada applied for a Canadian Patent for "Date Overloading" on April 16, 1998 and a U.S. Patent on May 19, 1998. Date Overloading is a method for handling Year 2000 dates such that an end-user could selectively migrate Y2K date fields using in-house developed software that incorporates the Date Overloading method. Axyn Canada assigned the patent rights, title and interest in the Date Overloading patent to MPT Millennium Patent Technologies Corporation Limited on June 17, 1998 in return for entering into an exclusive licensing agreement.

      The Company acquired the rights to a second patent pending technology called "D.A.R.T. (Date Arithmetic Remediation Technology)" on May 27, 1998, from the inventor, Mr. Robert Chambers, who was also the sole shareholder of The Monroe Group Inc. This patent is still pending in Canada. No sales or licenses of D.A.R.T. have been recorded as of June 30, 1999.

      The Company has assigned software development staff on research and development projects in Fiscal 1999 and 1998. Software development costs are expensed as incurred unless they meet generally accepted accounting principles criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred. Research costs are expensed as incurred. The Corporation reassesses whether it has met relevant criteria for deferral and amortization at each reporting date.

      The Company developed of the ACES database software and provided enhancements to the DateManager 2000 product. In fiscal 1998 The Company spent $38,257 on development activities relating to Date Tool for COBOL and various applications of Date Overloading and D.A.R.T. In fiscal 1999 The Company spent $20,285 on development of the ACES data base software and $32,567 on The Company enhancements to DateManager 2000. The cost for development has been expensed and no direct cost has been allocated to customers or imbedded in product costing.

      Y2K DESKTOP SOLUTIONS The Company identified a requirement for PCs and network workstations to be Y2K compliant. The Company identified several PC Y2K vulnerabilities needing assessment and remediation tools. These were: 1) hardware clocks in PCs, namely the real time clock, the BIOS and the system clock; 2) operating systems software, such as DOS or Windows; 3) application programs such as accounting systems and commercial-off-the-shelf software; 4) custom software programs developed in languages such as C, C++, COBOL, Microfocus COBOL, Visual Basic and Fortran; and 5) the need to fix data used by or created from these applications. These potential Y2K failure risks could each independently or in conjunction with each other cause the PC to malfunction as a result of Y2K errors.

      The Company established marketing and distribution agreements with desktop tool suppliers that addressed these Y2K problems associated with PCs and network workstations. The Company established a software support center in Ottawa and manages product development and distribution from this center for its resellers and customers.

      The principal software product is DateManager 2000 an assessment tool that analyses software applications on PCs and compares programs to a database of over 23,000 software programs. All software in the DateManager 2000 database has been independently tested and the database is updated monthly. Users of DateManager 2000 can rerun the software multiple times as they introduce new software to their PC environment, thus allowing for continual assessment of the PCs Y2K compliant software programs. Updates for DateManager2000 are provided free of charge to users via the Internet.

      The Company entered into an exclusive distribution agreement for DateManager 2000 covering Canada and the US territory for five (5) years. The Distribution Agreement requires the Company to pay 16% of gross revenues from the sale of the software for all sales in the territory. The agreement requires the Company to pay an annual support and maintenance fee of $10,000 for each of Canada and the United States. The DataManager 2000 product is available on a CD-ROM and through a downloadable version on its Web site for general distribution.

      The Company has entered into marketing agreements with other parties of desktop tools. Under the terms of these marketing agreements, the Company has the full rights to promote, market and sell any of the identified Y2K products within its territories and to provide those same products to its network of resellers. The Company's other PC and Network workstation tools include DateManager Pro, Evolution 2000, Excelsior and Network 2000. The tools are marketed as a suite of PC Y2K software tools to be distributed directly to existing large clients, however, they are sold as individual tools. The parties to the marketing agreements are: Business Computer Systems (BCS) and The Company for DateManager Pro, Dark Star Systems and The Company for Excelsior, The Penton Group and The Company for Evolution 2000, and NetSuite and The Company for Network 2000. The Y2K desktop software tools are distributed by The Company to its resellers who sell direct to their clients in their territories. Licenses are sold to individual resellers upon receipt of acceptable purchase order requests.

      The principal revenues are generated from the sale of licenses to these channels. The Company expects that sales of software will peak as the year 2000 approaches. The Company has invoiced approximately $51,000 in license revenues during fiscal 1999 and expects revenues to continue with estimated sales between $50,000 to $150,000 up to the year 2000. The Company and its resellers have not been dependent on a single or narrow customer base, as most commercial and government enterprises have significant PC Y2K risks. Management had anticipated much higher Y2K desktop sales for the period. Interest in the products was high, evaluation of the Company's products against competing products was usually favorable and yet this converted into only a small number of relatively small sales. This experience was consistent with that of a number of the Company's competitors as potential customers deferred decisions and/or chose to follow less comprehensive approaches to address their Y2K issues. The Company also suffers from not being recognized as a "name" brand in the market place and some potential clients have chosen to buy from name brand companies even though their products may be less effective.

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        The Company has the full rights to promote, market and sell any of the identified Y2K products within its territories and to provide those same products to its network of resellers.

        Y2K EMBEDDED SYSTEMS During the fiscal quarter ending June 30, 1999, the Company completed the development of its AXYN Corporation Embedded Systems ("ACES") software that allows the Company's engineers to 1) inventory, 2) assess, 3) recommend, 4) test, and 5) provide contingency plans for organizations with embedded systems. The ACES is a testing based methodology. ACES complies to the Institute of Electrical Engineers of the UK (IEE) and the British Standard Institute definition for Y2K compliance, which is generally accepted worldwide.

        ACES evolved from initial work completed for the World Bank where the Company, and its affiliate, Axyn Technologies Corporation, a Delaware corporation, provided on-site per diem personnel to provide embedded systems analysis to the World Bank's entire office complex including all structures in the block bordered by 18th, 19th, H and G streets located in Washington DC, totaling approximately five million square feet of office space. The Company and Axyn Technology Corporation developed a database program that allows the embedded systems program manager to collect data on facilities and potential microprocessor devices and to apply risk priorities that are used to catalogue, categorize and prioritize risks to organizations with embedded systems. The World Bank headquarters embedded systems project was completed on June 30, 1999, and the Company invoiced and subsequently received full payment for its services. The value of this contract was $70,000. The Company was awarded a contract by the United Nations, UN Operations Organization to assist the Argentina Government in the setting up of contingency plans to deal with their Y2K crisis. The World Bank in a non-related transaction also sponsored this contract.

        The Company acquired all of the outstanding stock of Axyn Technology Corporation in the fiscal quarter ending June 30, 1999. See Part I, Item 7, and
Part II, Item 4.

        In the fiscal quarter ending June 30, 1999, the Company bid and won a supply contract with the Canadian Government giving the Company first rights of refusal on the Y2K building assets of the Canadian government, coast-to-coast. A Y2K building asset refers to the base building infrastructure such as fire alarm systems, heating and ventilation, water supply, security alarms and access controls. The Standing Offer contract call-up procedures instruct the government to issue call-ups to "the highest ranked consultant". The Company was evaluated number one by the Canadian government and as such is the highest ranked consultant. Therefore the Company has the first right to either accept or refuse any or all work contemplated under this standing offer contract. There were two other firms ranked number 2 and number 3, who were also awarded standing offer contracts.

        While individual departments are required to complete assessments and contingency plans, all departments coordinate these activities through a central organization called Public Works and Government Services Canada ("PWGSC"). PWGSC awarded the Company a blanket Supply Agreement with individual call-ups (purchase orders) in amounts not to exceed $C200,000. While no ceiling amount was set in this agreement, the Company expects that quarterly call-ups will establish a baseline as to the number of buildings to be assessed and ongoing backlog of work to be completed. The Canadian Government standing offer contract is effective from May 13, 1999 through to May 12, 2001. Estimates of the government of between 2,000 and 5,000 buildings at an average per building cost of between $C5,000 and $C10,000 could generate demand in excess of $C5 million should the government elect to undertake all of this work under the Company's agreement.

        The Company established a national team of over 700 engineers and support technicians with help from nine subcontractors experienced with Year 2000 projects from coast-to-coast as part of the Company's plan to execute the Canadian Government Standing Offer contract. The Company has established fixed per diem consulting rates with all subcontractors who have also agreed to maximum ceiling costs on a task by task call-up basis. This single contract is a significant contract and the Company's reliance on


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PWGSC and the Canadian Government to undertake this work is critical to the
Company's revenue and earnings in the future. Work was initiated in June, 1999, and while early in the contract cycle, the Company expects significant revenues from the contract. The Company is responsible for program management, which includes scheduling and coordination of all project tasks, contract work, logistics and report coordination.

        PWGSC received in excess of ten bids for this work. Two other Supply Agreements were awarded but are subject to the Company having first rights to complete any and all work, subject to the availability of resources and the Company's track record in delivery of call-ups to date. Management of the Company expect that the Company can undertake 200 buildings per month with its existing team and the Company has identified other subcontractors that could increase its delivery capacity to over 500 buildings per month. Gross margins on Y2K embedded services are expected to exceed 30% for direct work and 25% on subcontracted work. The Company is responsible for program management, which includes scheduling and coordination of all project tasks, contract work, logistics and report coordination.

        The Company has established the Y2K embedded systems business during the period and believes that revenues will continue to grow as building owners and managers will seek to undertake Y2K assessments. Beyond the Year 2000, these same owners will want to ensure that contingency plans are in place for both the effects of Y2K and other potential building hazards such as losses from power shutdowns and from environmental disasters such as floods, tornadoes and ice storms.

        In addition to the Company's Y2K business unit, the Company has established additional business lines: Systems Integration; Mobile Communications and Computing; and the Internet/e-Commerce business unit. These are described below.

        SYSTEM INTEGRATION - In November, 1998, the Company acquired Burlington Systems Integration, a systems integration company with offices located in Toronto, Canada. Established in 1993, Burlington Systems Integration provided systems integration, network management, and hardware and software implementation services to both public and private sector clients. As part of the Company, the Toronto office of Burlington Systems Integration will oversee the systems integration opportunities for the Company. As a complement to systems integration, network management, and hardware and software implementation services, the Company has established a hardware commodity brokerage capability providing for the resale of high volume computer systems, components and parts to large integrators and end-users seeking access to volume buying channels. The Company maintains technical and sales reseller status with leading technology suppliers and companies. Currently the Company has established reseller relationships with Microsoft, IBM, Hewlett-Packard, Sun Microsystems, Merisel, Ingram and Corel. These agreements are not material contracts for the Company's operations. The Company maintains vendor specific qualifications and is able to utilize these agreements to allow for product updates, technology reviews and access to training programs that are vendor specific.

        MOBILE COMMUNICATIONS AND COMPUTING - In the fiscal quarter ending
June 30, 1999, the Company acquired a controlling interest in SYSCAN International through the acquisition of 57.6% of the shares of the Corporation held by it's founder, Mr. Daniel C. Benoit. SYSCAN is a manufacturer of mobile communications and computing devices such as rugged printers, cradles for cellular communication devices, global positioning system equipment, data capture devices such as scanners and optical readers, and specialized software for communications and routing of mobile assets such as trucks and automobiles. SYSCAN, a public company on the Canadian Dealers Network (CDN), symbol `SYSN', had completed development of a number of products and sought a partner to provide, sales, marketing, and financial support to launch its latest products. The Company seeks to develop total turnkey solutions for large government and Fortune 500 clients who require a solutions company to build systems to manage and control their mobile assets. In the mobile communications and computing sector a turnkey solution is a complete system of hardware and software delivered to the customer ready-to-run.


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        The Company has established a business plan to develop its mobile communications and computing ("MC&C") business in fiscal year 2000 and expects revenues from this business to be a significant portion of the Company's overall revenues within three years. The Company will utilize existing sales channels to develop MC&C solutions and will seek government, commercial and industrial contracts in the areas of public safety and security, logistics, healthcare and distance education sectors.

        In discussion with SYSCAN's original equipment manufacturer ("OEM") customers, the Company has established that traditional equipment suppliers to MC&C markets, such as TELXON, PSION, NORAND/INTERMEC, TEKLOGIX and SYMBOL, seek integrators to build "total solutions" for their customers. These OEMs have strong customer loyalties and seek to apply the latest technology innovations to gain competitive advantage for their products. The Company seeks to build on these relationships to deliver unique "made by AXYN" solutions to satisfy the need to utilize the latest MC&C hardware and software solutions. Existing clients of SYSCAN and the Company's OEM customers include Coca Cola, Pepsi, McDonalds, Bell, Wal-Mart, Giant Tiger, A & P, Randalls, Walgreens, Labatts and others.

        The Company believes that the accelerating growth in the MC&C market offers the Company and its shareholders opportunities for growth in the future. Many companies and service organizations are turning to mobile technologies to improve performance levels and bottom-line cost-effectiveness. The MC&C field demands the highly specialized capability to integrate new hardware devices that take advantage of both existing and emerging wireless portals with the many new software applications that will bring these new technologies together in the everyday lives of an increasingly mobile workforce.

        The Company's focus is on cutting edge MC&C technology applications (utilizing wireless portal technology) requiring rugged, reliable solutions that can withstand the extremes of distance, the environment and heavy use.

        The Company's business plan also includes the provision of specialized computer, communication and monitoring equipment to support both local and remote asset management, including mobile assets found in vehicles, handheld two-way digital paging systems, such as Research In Motion's data pager, and portable electronic suitcase solutions.

NEW BUSINESSES.

        The Company completed the purchase of three companies on June 30, 1999, that provide an entry into the Internet and e-Commerce services business. The Company acquired Le Groupe Mobitech, Inc., Profil CDI, Inc., and Services Internet Quebec, Inc., all of which are Canadian corporations. The acquisitions were completed as an exchange of stock between ACC and the shareholders of the acquired companies. The shares of ACC issued to the shareholders of the acquired companies are convertible on a share for share basis into the Common Stock of the Company. See Part II, Item 4 for more information about the issuance of shares. The Company believes that the growth of Internet sales and e-commerce provides new opportunities for the Company. A brief description of each business follows:


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        Le Groupe Mobitech Inc. is a Quebec based holding company that acquired the business of Tandberg's Quebec operations in early June 1999. Tandberg is a leading video conferencing manufacturer. The Company's acquisition of Mobitech establishes Mobitech and the Tandberg sales and support business as part of the Company.

        Profil CDI is a Quebec company operating since 1995 providing Web based multimedia design and consulting services. Profile CDI acts as a technology partner to its clients, by offering complete, professional services in the design of interactive presentations, design of commercial web sites, electronic commerce and security transactions.

        Services Internet Quebec is a Quebec company operating since 1997 as an Internet Service Provider providing Web access, site hosting, secure e-commerce transactions over the Internet, Web design services and consulting for Internet and intranets.

Diversification of Business

        The Company is not dependent on any one customer or group of customers, any one business line or product, or any one economy. The Company has a broad range of products and services in five primary market sectors in North America, and through its resellers in many other parts of the world. However, the Company's business plan calls for a significant increase in sales to its primary markets. See Item 1, Risk Factors: "The Company Has No Assurance of Market Acceptance Of Its Solutions, Products or Services" and "The Company Has No Assurance That Its Marketing and Distribution Methods Will Be Successful".

Backlog of Orders

        The Company currently has a backlog of orders of approximately $1.6 million. This comes from Syscan with a supply contract with TELXON Corporation for approximately 2,500 ZFP-2 printers over the next 18 months in the amount of $C1,710,000, and call-ups for Y2K work with the Canadian Government in the amount of $C750,000.

Revenue Recognition Policies

        Revenue from consulting, and other services is recognized at the time such services are rendered. Revenue from software license sales are recognized upon delivery, if collectability is assured. Revenue from maintenance or support contracts is deferred and recognized ratably over the term of the contract.

Competition

        The Y2K desktop and PC remediation tools market is very competitive with large PC vendors such as COMPAQ re-branding and selling competing products. Price and


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functionality are major competitive factors with Y2K software being sold as a commodity software product. Competitors include Norton's Utility 2000, GMT's Check 2000 and Check 2000 Pro, Viasoft and Platinum competitive offerings.

        The Y2K embedded systems market is more focused on original equipment manufacturers and engineering /facility managers with knowledge of the systems typically found in buildings and in factories. In the US, Litton, Tava and Raytheon are major competitors and in Canada Oerlikon, System 2000 and local engineering companies compete with the Company.

        The Company competes in the market for mobile communications and computing solutions. Many players are now entering this sector. Some of note include:

- MSN Mobile is Microsoft's entry into the mobile software applications arena. Microsoft acquired OmniBrowse Inc. in June 1999, a company developing applications for handheld devices

- Tegic Communications is a software developer of T9 and other software that allows wireless devices to enter text and send and receive email, messages and access to the web. Tegic has 60 employees and relationships with Ericsson, Nokia, Motorola, Siemens Sony, Qualcomm and other license partners.

- Riverbed Technologies is a developer of software applications for the mobile workforce. Applications have been built for the exchange of mission critical data, healthcare and asset management between mobile devices and servers to allow for data synchronisation.

- SnapTrack is a software developer providing a DSP interface to existing handheld devices by providing software linked to a ground-based server for locating a wireless caller. SnapTrack is more accurate, sensitive and cost-effective than standalone GPS technology.

- Saraide.com's technology allows consumers to connect e-mail and Internet data to wireless devices such as phones, pagers and personal digital assistants.

- Research in Motion has had two successful new mobile devices launched within the last 12 months, "RIM" and their latest product "Blackberry". These devices communicate to e-mail, pagers, faxes and Internet systems.

- Descartes is a software developer building applications for the supply-chain management sector.

        The opportunity for the Company is not to compete directly with these companies, but to build and supply products to them, build applications for them, build solutions for clients that take advantage of their generic products or provide the management and technical expertise to implement their products.

        The market supports both direct sales to these product companies and also allows the Company to provide solutions that build upon our knowledge of the limits of mobile technology. This allows the Company to take a leadership position in delivering advanced mobile solutions. The challenge is not the technology; the challenge is generating value to our customers in using this technology. This allows the Company to have a competitive advantage over other, much larger wireless players such as AT&T who focus on a single wireless component


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such as providing basic infrastructure. A number of companies are building the pieces and the Company believes it can create value for wireless users by identifying, integrating, and delivering value-added solutions.

Research and Development

        The Company's recent acquisitions have been based in Quebec and as such the Company now has a strong development capability in the province of Quebec. Recently introduced incentives by the Quebec government, seeking to attract high tech firms, provides an additional cost incentive for the Company. The Company intends to utilize these incentives as appropriate.

Employees

        The Company currently has 76 employees as follows:

         AXYN Corporation                       5
         AXYN Technologies Corporation          4
         AXYN Canada Corporation               20
         Burlington Systems Integration         3
         Syscan International                  35
         Mobitech/SIQ/Profil CDI                9
                                              ---
                                      Total    76

REPORTS TO SECURITY HOLDERS.

        The Company has audited financial statements for its fiscal years ended June 30, 1998. The Company regularly reports its unaudited quarterly reports to market makers and provides copies to Standard & Poors and Dun and Bradstreet.

        Upon effective date of the FORM 10 SB, the Company will send its audited annual report to all shareholders of record. All SEC, NASD/NASDAQ and CDN/TSE reporting requirements will be complied with and filed with EDGAR and SEDAR electronic database services for public access.

        The public is hereby authorized by the Corporation to read and make copies of any materials filed with the SEC and may be reviewed at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company also submits electronic filings of all SEC documentation requirements and reports, and these can be accessed through the SEC's Internet site (at http://www.sec.gov). The Company maintains corporate information, press releases, investor relations information, products, services, demo software and corporate contact information at its Internet site at www.axyn.com.


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        The Company provides its financial results in the form of consolidated financial statements, audited for each fiscal period of operations and these statements comply with United States generally accepted accounting principles.

Available Information

        Prior to the effectiveness of this Registration Statement, the Company has not been required to file periodic reports with the Securities and Exchange Commission. Syscan International Inc. is a fully reporting company on the Toronto Canadian Dealing Network (CDN) trading under the symbol: SYSN. Audited statements for the past three years for Syscan are included immediately following the financial statements of the Company.

RISK FACTORS

THE COMPANY INCURRED SIGNIFICANT OPERATING LOSSES.

        For the three quarters ending March 31, 1999, the Company incurred a loss of $883,765 as compared to a loss of $2,242 for the initial fiscal year from February 24, 1998 to June 30, 1998 which was the first five months ended June 30, 1998. For the three quarters ending March 31, 1999, on the Company's pro forma statement of net loss, the Company incurred a loss of $756,997 as compared to a loss of $2,242 for the initial fiscal year from February 24, 1998 to June 30, 1998 which was the first five months ended June 30, 1998. There can be no assurance that the Company will be able to generate sufficient revenues to operate profitably in the future or to pay the Company's debts as they become due. The Company is dependent upon successful completion of future capital infusions to continue operations. See " Management's Discussion and Analysis of Financial Condition" and "Financial Statements".

THE COMPANY MIGHT NOT BE SUCCESSFUL IN IMPLEMENTING ITS DOMESTIC AND WORLDWIDE PROPOSED TRANSITION FROM Y2K AND EXPANSION.

        The Company intends to transition from the provision of Y2K products and services to the provision of products, services and solutions in the mobile communications and computing, control centers, Internet and e-Commerce and systems integration and expand its operations domestically and internationally; however, the Company has limited experience in effectuating rapid expansion or in managing operations which are geographically dispersed. There can be no assurance the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. Expansion internationally will require business relationships outside North America who will provide capital and personnel to fund the operations internationally. There can be no assurance business partners will perform its contemplated duties in Europe and will be able to raise the capital and employ the personnel required to successfully implement worldwide operations. Accordingly, there is significant risk that the Company will not be able to meet its goal of substantial domestic and international expansion within the next twelve months.


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THE COMPANY LACKS A LONG OPERATING HISTORY.

        The Company has a limited operating history upon which an evaluation of the Company can be based. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet, communications and computer systems. In addition, the Company will be subject to all of the risks, uncertainties, expenses, delays, problems and difficulties typically encountered in the growth of an emerging business and the development and commercialization of new products. There can be no assurance that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization.

THE COMPANY MAY HAVE INSUFFICIENT CAPITAL FOR FUTURE OPERATIONS.

        The Company anticipates, based on its current proposed plans and assumptions relating to its operations, that current cash reserves, together with projected cash inflow from operations and access to debt financing, will be sufficient to satisfy its contemplated cash requirements for the next fiscal year. The expansion of operations through acquisitions and expanded requirements for research and development relating to new product development will require substantial financial funding. The failure to acquire additional funding when required will have a material adverse effect on the Company's business prospects. Delays in funding will delay new product development and acquisitions postponed until sufficient capital resources are in place to meet expected cash requirements. The Company currently has an established line of bank credit but additional acquisitions and growth in contracts will necessitate increases to these lines of credit. As the Company grows financing of contracts and receivables will become critical to its growth. Changes in the economy generally, or in the mobile communications and computing and the electronic commerce field in particular, might make financing of customer contracts unavailable, or if available, at unfavorable rates. Without the proper financing of customer contracts by a finance company, the Company is likely to have difficulty in funding its on-going operations.

THE COMPANY HAS NO ASSURANCE OF MARKET ACCEPTANCE OF ITS PRODUCTS.

        The Company is at an early stage of growth and its earnings growth depends primarily upon market acceptance of its products and services, including the Y2K products, MC&C systems, Internet and electronic commerce services and solutions and systems integration solutions. There can be no assurance that the Company's product and service development efforts will progress further with respect to any potential new products and services or that they will be successfully completed. In addition, there can be no assurance that the Company's potential new products will be capable of being produced in commercial quantities at reasonable costs or that they will achieve customer acceptance.

THE COMPANY HAS NO ASSURANCE THAT ITS MARKETING AND DISTRIBUTION METHODS WILL BE SUCCESSFUL.

        There can be no assurance that the Company's products will be successfully marketed. The Company is dependent on value-added resellers, VARs and distributors (business partners) in addition to its direct sales force to market its products and services. There is no assurance that the Company's business partners will be successful in marketing the Company's products and services.

        The Company's success is dependent in part on its ability to sell its products to governmental agencies, including police forces, healthcare organizations, educational institutions, and large business organizations. Selling to governmental agencies and larger companies generally requires a long sales process, with multiple layers of review and approval. Often non-business factors enter into the decision to purchase products. Such factors might include the residence and origin of the supplier of the products, the nature of the supplier and the distributor, the ethnic and gender characteristics of personnel and owners of the Company selling or distributing the products, political and other contacts, and other peculiar factors. Accordingly, the success of selling to these potential customers is uncertain.

        The Company does not have sufficient experience in marketing its products to determine the optimum distribution methods. Accordingly, the Company might be in a position requiring change in its sales, distribution, and marketing strategies and implementation.

THE COMPANY IS DEPENDENT ON SUCCESSFUL NEW PRODUCTS AND PRODUCT ENHANCEMENTS INTRODUCTIONS AND MAY SUFFER PRODUCT DELAYS.

        The Company's success depends on, among other things, the timely introduction of successful new products and services or enhancements of existing products to replace declining revenues from products at the latter stage of a product cycle. Consumer preferences for software products are difficult to predict, and few consumer software products achieve sustained market acceptance. If revenues from new products or enhancements do not replace declining revenues from existing products, the Company's business, operating results and financial condition could be materially adversely affected. The process of developing software products and electronic and communications systems such as those offered by the Company is extremely complex and is expected to become more complex. A significant delay in the introduction of one or more new products or enhancements could have a material adverse effect on the ultimate success of such products and on the Company's business, operating results and financial condition.

THE COMPANY MUST DO BUSINESS IN A DEVELOPING MARKET AND FACE NEW ENTRANTS

        The market for Wireless and Internet products and solutions is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services. The diverse segments of the Internet market might not provide opportunities for more than one supplier of products and services similar to those of the Company. It is possible that a single supplier may dominate one or more market segments.

THE COMPANY FACES FORMIDABLE COMPETITION

        The Company competes with many other Y2K, mobile communications and computing, Internet and electronic commerce and systems integration providers. The Company will face competition from numerous sources including communications and computer companies, software houses, manufacturers, integrators and others with the technical capabilities and expertise which would encourage them to develop and commercialize competitive products and services. Certain of such competitors have substantially greater financial, technical, marketing, distribution, personnel and other resources than the Company. Increased competition, resulting from, among other things, the timing of competitive product releases and the similarity of such products to those of the Company, may result in significant price competition, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Current and future competitors with greater financial resources than the Company may be able to carry larger inventories, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make higher offers or guarantees to software developers and co-development partners than the Company. There can be no assurance that the Company will have the resources required to respond effectively to the market or technological changes or to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect the Company's business, operating results or financial condition.

THE COMPANY MIGHT BE OVERTAKEN BY TECHNOLOGICAL CHANGE WHICH COULD MAKE THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE.

        The markets for mobile communications and computing, Internet and electronic commerce products and services are characterized by rapidly changing technology which results in product obsolescence and short product life cycles. Accordingly, the Company's success is dependent upon the ability of the subsidiaries to anticipate technological changes in the industry and to conditionally identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements. There can be no assurance that competitors will not market products and services which have perceived advantages over those of the subsidiary or which render the subsidiary's products and services obsolete or less marketable.

THE COMPANY MIGHT BE SUBJECT TO GOVERNMENT REGULATION WHICH COULD HARM THE COMPANY'S PROSPECTS.

        The Company is not currently subject to direct regulation by any government agency in the United States, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. For example, although the Communications Decency Act was held to be unconstitutional, there can be no assurance that similar legislation will not be enacted in the future. Such laws or regulations could also limit the growth of the Internet, which could in turn decrease the demand for the Company's proposed products and services and increase the Company's cost of doing business. Inasmuch as the applicability to the Internet of the existing laws governing issues such as property ownership, libel and personal privacy is uncertain, any such new legislation or regulation or the application of existing laws and regulations to the Internet could have an adverse effect on the Company's business and prospects.

THE SUCCESS OF THE COMPANY IS DEPENDENT ON EXECUTIVE OFFICERS AND KEY MANAGEMENT PERSONNEL

        The Company's success is dependent upon the continued contributions of its executive officers and key management personnel in the subsidiary, many of whom would be difficult to replace. The success of the Company is also dependent upon its ability to hire and retain additional qualified management, marketing, technical, financial and other personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to hire or retain qualified personnel. Any inability to attract and retain qualified management and other personnel could have a material adverse effect on the Company.

THE COMPANY MIGHT FACE LIABILITY FOR INFORMATION SERVICES.

        Because materials may be downloaded by the online or Internet services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. The Company's general liability insurance might not cover potential claims of this type or might not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability or legal defense expenses that are not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, operating results and financial condition.

AUTHORIZATION OF PREFERRED STOCK ALLOWS THE COMPANY TO ISSUE PREFERRED STOCK WITHOUT THE INVESTORS' CONSENT.

        The Company's Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock without any need for approval of shareholders. The Board of Directors has the power to establish the dividend rates, liquidation preferences and voting rights of any series of preferred stock and these rights may be superior to the rights of holders of the Common Stock.

The Board also may establish redemption and conversion terms and privileges with respect to any shares of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock, should such a market develop, and could be used by the Board as a device to prevent a change in control of the Company.

ELIMINATION OF DIRECTOR LIABILITY MAY INSULATE DIRECTORS AGAINST LIABILITY FOR ACTIONS.

        The Company's Articles of Incorporation contains a provision eliminating a director's liability to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's Bylaws contain provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted under Colorado law. While the Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors, they could also serve to insulate directors of the Company against liability for actions which damage the Company or its stockholders.

THE COMPANY WILL PAY NO DIVIDENDS TO THE INVESTORS.

        The Company has not paid and does not expect to pay any dividends in the foreseeable future.

MANY SHARES WILL BECOME ELIGIBLE FOR FUTURE SALE, WHICH MIGHT ADVERSELY AFFECT THE MARKET PRICE FOR THE SHARES.

        As of March 31, 1999, there are 10,755,000 restricted shares' of the Company's Common Stock issued and outstanding as that term is defined under Rule 144 promulgated under the Act. Restricted shares are those shares issued without being registered with the SEC. Such shares may not be resold unless an exemption is available, or unless the requirements of Rule 144 are met. Of these shares, 8,803,408 shares are held by directors, officers, or 10% shareholders. 10% shareholders are shareholders who have beneficial ownership of 10% or more of the outstanding shares, including shares subject to an option held by them. 1,951,592 restricted shares and 1,772,033 free trading shares are held by other shareholders. The Company has issued 602,033 shares of the Company's Common Stock pursuant to the exemption from registration provided under Rule 504 promulgated under Regulation D of the Securities and Exchange Act of 1933, as amended (the `Act') (`Rule 504"). Ninety days after this Form 10 Registration Statement becomes effective, the shares held by the nonaffiliate shareholders will become eligible for trading, subject to the volume limitations and other applicable limitations of Rule 144. The Company is unable to predict the effect that sales of such shares may have on the then prevailing market price of the Common Stock. Nonetheless, the possibility exists that the sale of these shares may have a depressive effect on the price of the Company's Common Stock.

THE COMPANY WILL REMAIN IN THE CONTROL OF PRESENT SHAREHOLDERS.

        The officers and directors are the largest shareholders of the Company and have in the aggregate beneficial ownership of 70.2% of the outstanding shares of Common Stock of the Company, and 60.4% of shares on a fully diluted basis. These shareholders are described under `Item 4 ` Security Ownership of Certain Beneficial Owners and Management'. The Company does not have cumulative voting in the election of directors; and the minority shareholders will not be able to elect any director to the Company's Board of Directors.

ANTI-TAKEOVER PROVISIONS MAY THWART TAKE-OVER OR ACQUISITION OFFERS WHICH INVESTORS MIGHT OTHERWISE WISH TO ACCEPT.

        The Company's Board of Directors can, without obtaining shareholder approval, issue shares of Preferred Stock having rights that could adversely affect the voting power of the Common Stock. The possible issuance of shares of Preferred Stock can be used to oppose hostile takeover attempts.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

        This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

PLAN OF OPERATION

OVERVIEW

        The Company derives its revenues through its operating subsidiaries, ACC and Axyn Technologies Corporation from the sale of software licenses and services to provide Y2K solutions to its clients, and from the sale of integrated computer, communications and software solutions.

        The Company's products and services are marketed through a direct sales force located in Ottawa and Toronto, Canada and through business partners, distributors and resellers in Canada, the US, Europe, Australia, South America and Africa

        The Company anticipates a continued demand for Y2K products and services particularly relating to personal computers, embedded systems and contingency planning through the end of 1999 and continuing beyond the year 2000. As such the Company will continue sales and product support activities with an expected reduction in demand towards the end of the year. Much of the Company's Y2K business is to well-established clients through government standing offers or open contracts. This means that the cost of sales will be lower in the next six to nine months of operation. The Company's Y2K business is structured to operate with a small core staff and the Company does not anticipate such staff dislocation or cost impact with the diminishing volume of Y2K business.

        To date the Company has invested in the development and support of technology and products to support its Y2K business. These investments include:

            Date Overloading - a process to assist tools vendors in fixing legacy code for multi-language and multi-platform applications.

            DateTool for COBOL - a remediation tool available to assist end users with software code remediation

            DateManager 2000 - a personal computer software Y2K compliance assessment tool

            ACES - The Company's Embedded Systems methodology and supporting data base tool.

        DateManager and ACES are the basis for the Company's desktop and embedded systems business and will continue to be supported as long as demand for product and services continue.

        The systems integration business was acquired in November 1998. Since then it has delivered integrated computer solutions to support government and commercial clients in Toronto and Ottawa. This unit is also providing professional services for software development, system and network installation and testing. Since the acquisition, the Company has reinforced the relationships with key suppliers and has established new relationships with suppliers for computer components such as memory chips. The Company anticipates growth in sales from both integrated solutions and computer components in the next fiscal year.

        Over the next 12 months the Company anticipates an increase in staff of 15 of which it is likely that 9 will be full time staff and 6 will be term employees and 14 of the 15 will be employed to support new contracts.

        To date the business has been financed through the proceeds from the sale of the Company shares and from shareholder loans to the Corporation. As workload increases, there will be a need for bank financing to support the Company's working capital needs and steps will be taken to secure financing against firm contracts and receivables.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FULL FISCAL YEAR

        The results for the first fiscal year were for the period from February 24, 1998 (inception) to June 30, 1998. During this period the Company was primarily a research and development company. The Company developed and applied for a patent on the Date Overloading algorithm, acquired Date Arithmetic Remediation Technology (D.A.R.T) and the associated DATETOOL for COBOL from the Monroe Group and started the assessment of methodologies, tools and factories to form the foundation for the Company's Y2K business. The Company prepared marketing materials and developed a Web site to support the business. Market research was started to determine market size and opportunity for the Company in the Y2K business.

        The statements for the period ended June 30, 1998, show no revenues and a loss of $283,706 or $0.02 per share and principal liquid resources comprising cash and receivables of $154,721. These results were in line with management's expectations at the time.

        In the first half of fiscal 1999 from July 1, 1998 to December 31, 1998, the Company focused on Y2K desktop and embedded systems.

        For the Y2K desktop business the Company assessed and tested products to support personal computer and network hardware and software Y2K assessment and the remediation of common desktop software packages. Distribution agreements were negotiated for the following products:

- DateManager 2000 for software application Y2K assessment;

- PCAP (renamed DateManager Pro) for software application Y2K assessment and inventory management;

- Evolution PC 2000 for PC hardware Y2K assessment and remediation;

- Network 2000 for data communications network hardware, software and firmware Y2K assessment; and

- Excelsior for the assessment and automated remediation of Microsoft Excel work books.

        The product suite was selected and agreements were finalized by December 1998.

        During this period, the Company established the basis for its Y2K product reseller network with resellers and businesses in Canada, the US, Europe, India and Australia.

        The Company recognized the opportunity to support public and private enterprises in the inventory, assessment, remediation and testing of embedded systems. The Company developed a methodology and started the development of the necessary supporting tools for Y2K embedded systems projects. The development was done in parallel with, and in support of, the embedded systems assessment and testing of the World Bank facilities in Washington, DC.

        In November 1998, the Company acquired Burlington Systems Integrators, Inc. a systems integration company based in Toronto, Canada. This gives the Company the experience, expertise and track record to provide computer and communication system solutions for business applications. Burlington is continuing to pursue its traditional business while providing services to support the Company's Y2K customers in the Toronto region.

        In the third quarter ending March 31 1999, the Company launched its marketing and sales campaign for Y2K products and embedded systems services and continued to build the systems integration business.

        The Company developed marketing materials for each Y2K desktop product and a mailer that included a CD with each of the Company's desktop products and the associated manuals and product specifications. An experienced product-marketing manager was added to develop the new Web site and put in place an electronic commerce system to purchase the Company's desktop products over the Internet. Sales staff were added to make direct sales to larger customers and to put in place additional distribution agreements with businesses for indirect sales. A training manager was added to develop comprehensive training packages for each product and to train businesses and customers.

        Development of ACES, the Company's Embedded Systems methodology and supporting database tool, continued and formed the foundation for the Company's embedded systems service offering.

        Milestones achieved during this period include:

- The Company signed Computer World Services (CWS) as the lead business partner for product sales to the US federal government. CWS is also listing the Company products on its GSA (General Supply Agreement)) schedule to make it easier for government departments to purchase them. The Company has received no revenues from this agreement at this time.

- The Company released Version 4.0 of DateManager 2000 that now determines the compliance for over 23,000 software applications in over 30 languages.

- New Brunswick Power Corporation contracted with the Company for planning and training service.

        The Company submitted proposals and by the Company's resellers for a number of large programs including:

- Public Technologies Inc., a company representing state, county and city governments across the United States for desktop and embedded systems products and services.

- The State of Colorado for desktop products and services.

- Air Touch, Inc., for the Company's Excelsior tool to remediate Excel workbooks.

        The Company's products and services were selected in each of the above competitions and the Company's products are authorized for use by each of these organizations. No orders have been received at this time.

         During the period revenues increased to $137,000 and the Company incurred a loss of $280,285 or $.02 per share.

         The Company completed a private placement under the terms of Regulation D 504 private placement raising $847,250.

         Management had anticipated much higher Y2K sales for the period. Interest in the products was high, evaluation of the Company's products against competing products was usually favorable and yet this converted into only a small number of relatively small sales. This experience was consistent with that of a number of the Company's competitors as potential customers deferred decisions and/or chose to follow less comprehensive approaches to address their Y2K issues. The Company also suffers from not being recognized as a 'name' brand in the market place and some potential clients have chosen to buy from name brand companies even though their products may be less effective.

         Looking forward, management anticipates a modest increase in revenues in Q4 1999 and substantial growth in the first quarter of FY 2000. This growth will come from:

- The National Individual Standing Offer with Public Works Canada for embedded systems work for Canadian Government owned buildings across Canada. This work has started and initial assignments include work for Health Canada, RCMP, National Research Council and Public Works and Government Services Canada.

- Y2K desktop product sales through resellers around the world. There are a number of significant opportunities that give management confidence that sales will materialize in the calendar year 1999. For example, the Company's reseller in Australia, Millennium 2000, has purchased 4,800 licenses from the Company.

- Increase in sales of integrated systems and related services. Additional sales staff have been added and supplier relationships established to position the Company to build this business.

         Although the Company's business is not seasonal, the Y2K business is finite and will decline quickly in the year 2000. The Company is repositioning the business to take advantage of the growth of other technology fields. The focus is shifting to mobile communications and computing and electronic commerce.

REVENUES


      Revenues increased to $465,361 on a consolidated basis and $3,591,040 on a pro forma basis, including the effects of all acquisitions for the period, over sales of $2,242 during the previous period.

      Revenue is derived from the licensing of software and the provision of related services, which include product support, consulting and other services. The Company generally licenses software and provides services subject to terms and conditions consistent with industry standards. Revenue in the amount of $364,361 is derived from service, $51,000 from licensing and $50,000 from product sales. On a pro forma basis, sales of Syscan's mobile solutions and mobile printers contributed to its sales increase.

COST OF SALES

      Cost of sales during the period were $138,512 on a consolidated basis and $2,540,805 on a pro forma basis, which included $2,402,293 for Syscan. The consolidated cost of sales increased from $0 in 1998 as a result sales from the Company's year 2000 efforts during the period. The cost of sales includes direct costs associated with selling Y2K software items and direct costs of labor to deliver Y2K embedded systems consulting services. In the case of Syscan the cost of sales reflects a gross margin of 23.2% on sales of mobile solutions and mobile printers.

SELLING, GENERAL AND ADMINISTRATIVE

      Selling, General and Administrative expenses consist primarily of costs associated with the accounting and human resources needs, professional expenses, leasing of facilities, insurance, legal, depreciation expenses, and payroll. The General and Administrative expenses from July 1, 1998, to June 30, 1999, were $1,026,085 on a consolidated basis and $1,997,684 on a pro forma basis over $287,556 in the previous period. The Company was in start-up mode in fiscal 1998 and the results reflect only costs for 5 months of operation. In the current fiscal year costs increased as a result of hiring additional staff in pursuit of new contracts relating to Year 2000 business.

      Sales and Marketing expenses consist primarily of hiring sales staff, web site development, marketing materials, e.g., brochure development and printing costs, and hiring marketing staff.

Selected Financial Data

         Set forth below are selected financial data for the Company from February 24, 1998 (inception) to the end of fiscal 1999 (June 30,
1999).

                                      PRO FORMA        CONSOLIDATED     CONSOLIDATED
                                     July 1, 1998      July 1, 1998     Feb. 24, 1998
                                      to June 30,       to June 30,           to
                                         1999              1999         June 30, 1998
                                     ------------      ------------     -------------
     Net Sales                         $ 3,591,040      $   465,361      $     2,242
     Income (loss) from operations     $(1,004,824)     $  (818,123)     $  (283,706)
     Loss per share                          (0.07)           (0.05)           (0.02)
     Total Assets                      $ 6,633,180      $ 6,633,180      $   162,835
     Total Current Assets              $ 2,263,851      $ 2,263,851      $   154,721
     Long Term Liabilities             $     6,359      $     6,359                0
     Cash Dividends                              0                0                0

         The Company's Common Stock trades in the over-the-counter market on the Electronic Bulletin Board ("EBB") under the symbol "AXYN" (previously "TMPG"). The Company's EBB listing resulted from a reverse share exchange consummated on June 18, 1998 between ACC and Thor Management Group, Inc. ("Thor"), the EBB listed company. As a result of the transaction, Thor acquired all of the outstanding Common Stock of ACC and Thor changed its name to AXYN Corporation.

Results Of Operations

        Set forth below are key financial data on the Company's operations showing consolidated and pro forma results for fiscal 1999 and 1998.

                                    PRO FORMA       CONSOLIDATED      CONSOLIDATED
                                   July 1, 1998     July 1, 1998     Feb. 24, 1998
                                    to June 30,      to June 30,          to
                                       1999              1999        June 30, 1998
                                   ------------     ------------     -------------
Revenue                             $ 3,591,040      $   465,361      $     2,242
Cost of Sales                       $ 2,540,805      $   138,512      $         0
Gross Profit                        $ 1,050,235      $   326,849      $     2,242
Selling, G&A and Other expenses     $ 1,997,684      $ 1,026,085      $   287,556
Net Loss (Basic and Diluted)        $(1,004,824)     $  (818,123)     $  (283,706)
Loss per share                      $     (0.07)     $     (0.05)     $     (0.02)

GOODWILL

      The Company incurred Goodwill of $4,160,760 during the period. Goodwill is the difference between the price the Company paid for each acquisition less the fair value of the identified assets purchased. In determining the basis of valuation the Company has determined that no proprietary technology has been acquired for Burlington, SIQ, Profil CDI or Syscan. Goodwill arising from acquisitions will be amortized over a 3 to 10 year period.

CAPITAL RESOURCES

      The Company has not generated net cash from its operations since inception. In fiscal 1999 the Company used $877,716 in its operations and invested $244,679 in acquisitions and the purchase of fixed assets. The Company had an opening cash position of $142,175 and raised $931,509 from financing activities including the issuance of common and preferred stock and additional shareholder loans. In fiscal 1998 the Company used $131,218 in its operations up to June 30, 1998 and raised $279,778 from financing activities including the issuance of common stock and from shareholder loans. At June 30, 1999 the Company was in debt by a bank overdraft of $43,703. As noted earlier the Company has funded its operations primarily through sales of Year 2000 products and services, systems integration product and services sales, private sales of equity securities, and loans from shareholders.

LIQUIDITY

      The Company has principal liquid resources, comprising cash, receivables and inventory of $2,188,680 as of June 30, 1999. During the period the Company raised $918,288 from the sale of securities and $687,096 from shareholder convertible loans to finance its operations.

      Depending on the amount and timing of future sales and receipts, the Company will seek to raise additional capital during FY2000. The Company has filed a Form 10-SB with the SEC and will be seeking a listing on the Smallcap market when it satisfies all requirements of the NASDAQ.

      The Company will address the issue of funding for the various business units acquired in subsequent business plans. Different and varied approaches will be adopted as needs vary and the nature of the business units will vary.

      Syscan has an established line of credit and the Company has set a number of short-term objectives for Syscan. These include the hiring of a new President and CEO, hiring a Chief Operations Officer, additional sales staff and an upgrade to internal reporting systems. Syscan has a good order backlog in excess of $1.5M and will establish contract and inventory financing programs to fund operations.

IMPACT OF ACQUISITIONS

      The Company completed the purchase of three companies on June 30, 1999. The Company acquired Le Groupe Mobitech, Inc., Profil CDI, Inc. and Services Internet Quebec, Inc., all of which are Canadian corporations. As June 30, 1999 was the last day of fiscal 1999, no operating results for these acquisitions have been included in the audited consolidated financial statements. The year-end June 30, 1999 audited financial statements provide pro forma quantified detail (see note 6 of the Financial Statements) of the various acquisitions on operating results.

      In a subsequent event the Company received an offer to purchase its two Internet companies, Profil CDI, Inc. and Services Internet Quebec, Inc., and has signed a letter of intent to sell its two e-Commerce subsidiaries. The Company expects to integrate into its Systems Integration business unit the group video conferencing capabilities resident in Le Groupe Mobitech, Inc.

      On June 30, 1999 the Company also completed the purchase of a controlling interest in SYSCAN International through the acquisition of 57.6% of the shares of the Corporation held by its founder. The year-end June 30, 1999 audited financial statements provide pro forma quantified detail (see note 6 of the Financial Statements) of the Syscan International acquisition on operating results. Management anticipates growth from sales of rugged mobile printers into the police and public safety markets from its investment in Syscan International. When these sales occur management will seek additional financing to manage cash flow requirements. The Company expects to finance contracts in hand initially with debt financing and additional equity financing.

      The Company believes that the acquisitions will require additional investment for expansion resulting from the hiring of sales and management staff and with the expected increase of sales, additional financing to manage the cash flow needs of each business.

      The Company expects to continue to seek out acquisitions that complement its existing lines of business. Specific acquisitions will also be targeted that allow the company to gain better entry into existing and new markets. The Company has identified both the US and European markets as targets for future acquisitions. To fund these acquisitions, the Company anticipates that it will raise capital through the sale of securities and through debt financing.

U.S. GAAP VERSUS CANADIAN GAAP RELATING TO SYSCAN INTERNATIONAL

      The acquisition of Syscan International, a Canadian manufacturing, research and development company resulted in the Company reporting Syscan results under US GAAP accounting rules. In Canada, some costs associated with R&D can be capitalized as Deferred Charges on the Balance Sheet showing as an asset on the financial statements and expensed over a period of time. Under US GAAP, these costs are expensed immediately thus materially changing the interpretation of the Syscan results depending on which country's GAAP rules are being applied. The net effect is that approximately $489,465 of R&D was expensed resulting in an increase in the net loss reported for Syscan under US GAAP.

Year 2000 Compliance.

         The Company has established a formal program to address any potential Y2K compliance issues relating to its internal operating systems, products, distributors, resellers and vendors. The Company is currently reviewing all of its major internal operating systems and is continuing to monitor any new additions to its internal operating systems for Y2K compliance. Substantially all of the Company's internally-developed products have been designed and tested to satisfy the Company's Y2K specifications. The Company is currently reviewing the status of its distributors, resellers and vendors with regards to Y2K compliance. The cost of the Company's Y2K compliance program is not expected to have a material effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's Y2K compliance program is not successful, or its distributors, resellers or vendors are unable to resolve their Y2K compliance issues in a timely manner.

         The Company has purchased or procured its essential equipment, software, systems, and inventory within the past 18 months. The Company has sought and received confirmation from its key third-party suppliers and vendors that the hardware, software, products, and services furnished by these vendors are Y2K compliant. In addition, the vendors of the Company's own internal network, computers, accounting, and other systems have assured the Company that their products are Y2K compliant.

         The worst case for the Company with respect to Y2K compliance would be the failure of common services such as electrical supply, water supply, data or voice communications or other common services that may disrupt the Company's ability to provide services and products. For the Company, the consequences could be that customers will refuse to pay for the Company's services and products and the Company will suffer a decline in revenues. Costs would go up as the Company would seek to mitigate its problems. The Company could lose its goodwill, reputation for reliability, and some or all of its customer base.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company does not own any materially important physical properties. The Company leases its headquarters under the terms of a commercial lease for office space. The lease term is on a month by month basis with a 90 day notice period requirement for termination. The Company could move its headquarters without any material adverse affect on the Company. The Company does not intend to make any investment in real property, either directly or in securities relating to real property.

      The Company has entered into several standard equipment leases.

      The minimum amount of future annual lease payments for realty for Burlington is $24,000 per annum until February 28, 2000. For the period ended June 30, 1999 rent in the amount of $14,000 was paid. Burlington has also entered into operating leases on two vehicles. Future minimum payments under these leases for the year 2000 are $2,747.

       The minimum future annual lease payments for SIQ is $28,800 per annum until February, 2004.

      Axyn Canada Corporation has entered has entered into operating leases for premises, vehicles and computers. Future aggregate minimum payments under these leases are as follows:

                                                              $
------------------------------------------------------------------
2000                                                        59,326
------------------------------------------------------------------

2001                                                        39,171
------------------------------------------------------------------

2002                                                        32,335
------------------------------------------------------------------

2003                                                        28,800
------------------------------------------------------------------

2004                                                        19,200
------------------------------------------------------------------

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of June 30, 1999, the ownership of the Company's Common Stock by (i) each director and executive officer of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) all persons known by the Company to beneficially own more than 5% of the Company's Common Stock.

                                                                            SERIES 1
                                           COMMON                           PREFERRED
                                           SHARES                            SHARES
                                         AMOUNT AND                        AMOUNT AND                      COMMON
                                          NATURE OF         PERCENT        NATURE OF       PERCENT         SHARES         PERCENT
                                         BENEFICIAL         OF CLASS       BENEFICIAL      OF CLASS         FULLY         OF CLASS
NAME AND ADDRESS OF BENEFICIAL OWNER    OWNERSHIP(1)        OF TOTAL      OWNERSHIP(1)     OF TOTAL       DILUTED(7)      OF TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
CHRIS-MATTHEW ZAWITKOWSKI,                1,705,002(2)             11%        100,000             20%      2,005,002             12%
1122 North Stanford Dr.,                     (Founder)
Simi Valley, CA 93065 USA
-----------------------------------------------------------------------------------------------------------------------------------
DOUGLAS SCOTT FEAGAN,                     2,792,925(3)             18%        120,000             24%      3,152,925             19%
38 Grandview Road,                           (Founder)
Nepean, Ontario Canada K2H 8B3
-----------------------------------------------------------------------------------------------------------------------------------
JANUSZ WACLAW RYDEL,                      1,702,002(4)             11%        100,000             20%      2,002,002             12%
26 O'Hara Drive,                             (Founder)
Kanata, Ontario Canada K2W 1A2
-----------------------------------------------------------------------------------------------------------------------------------
ROBERT LLOYD BELL,                        2,792,952(5)             18%        120,000             24%      3,152,952             19%
8 Jackson Avenue,                            (Founder)
Ottawa, Ontario Canada K1S 4K8
-----------------------------------------------------------------------------------------------------------------------------------
Directors and Executive Officers as       8,803,408                58%        440,000             88%     10,312,881             61%
a group
-----------------------------------------------------------------------------------------------------------------------------------
BENEFICIAL OWNERSHIP OF MORE THAN 5%
-----------------------------------------------------------------------------------------------------------------------------------
ALEXANDER DUNCAN MCQUARRIE, 1804 des        693,301(6)              4%         60,000             12%        783,301              5%
Epinettes, Orleans, Ontario Canada           (Founder)
K1 C 7A8
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

----------

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 242,000 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(3) Includes 6,600 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(4) Includes 241,500 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(5) Includes 6,600 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(6) Includes 3,300 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(7) The conversion ratio of the Series 1 Preferred shares is three common shares for each Series 1 Preferred share.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Chris M. Zawitkowski, Chairman of the Board. Mr. Zawitkowski has served as Chairman of the Board since the Company's inception in 1998. He has a Masters Degree in Applied Mechanics from the University of Warsaw and has accumulated almost 30 years of diverse experience in the United States, Canada, and Europe working at senior levels for Litton Systems and Rockwell Corporation.

         D. Scott Feagan is President of AXYN Corporation. Mr. Feagan has served as President since the Company's inception in 1998. Prior to joining the Company he held positions as President AGISS Software Corporation and CPAD Technologies Inc. and was founder and President of AGISS Power Technologies Corporation. He brings over 25 years of business experience in various senior management positions in technology companies specializing in systems integration and Y2K remediation services.

         Robert L. Bell is a Director of AXYN Corporation. Mr. Bell has been a Director since the Company's inception in 1998. He has operational responsibilities for the Company's North American affiliate companies. He brings 30 years of project and business management experience including nine years as Vice-President of Monenco AGRA Inc. and AGRA Systems Limited. During this time, Mr. Bell conceived, built, and managed a successful project management, systems engineering, and systems integration business with projects for clients in Canada, Europe, Asia and South America.

         Janusz W. Rydel is a Director of AXYN Corporation. Mr. Rydel has been a Director since the Company's inception in 1998. He has operational responsibilities for the Company's European affiliate companies. He brings 15 years experience in world-wide marketing as well as considerable expertise in the computer field. He was co-founder and President of Eurocom Corporation, a large manufacturer of notebook computers. He is a graduate of the Technical University of Warsaw and the Technical University of Vienna, having earned a Masters Degree in Electrical Engineering. He speaks four languages - English, German, Polish, and Russian.

Officer Summary

Name                       Age            Position                            Since
----                       ---            --------                            -----
Chris M. Zawitkowski       51             Chairman and Director                1998
D. Scott Feagan            47             President, Secretary, Director       1998
Robert L. Bell             53             Director                             1998
Janusz W. Rydel            45             Director                             1998

         The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified.

         The following sets forth biographical information concerning the Company's directors and executive officers for at least the past five years.

Name and Position with Issuer           Chris-Matthew Zawitkowski, Chairman
Residential Address                     1122 North Stanford dr., Simi Valley, CA 93065-4955  USA
Date of Birth                           25 February 1948
Professional Qualifications             P.Eng., M.Sc.
Assoc. with other Public Companies      None
5-Year Employment History               Feb'98 to Present - Chairman, AXYN Corporation
                                        Jan'94 to Present - Private Investor

Name and Position with Issuer           Douglas Scott Feagan, President and Secretary
Residential Address                     38 Grandview Road, Nepean, Ontario Canada K2H 8B3
Date of Birth                           13 December 1951
Professional Qualifications             None
Assoc. with other Public Companies      AGISS Corporation (NASD OTC EBB) Dec'96 to Jan'98
5-Year Employment History               Feb'98 to Present - President, AXYN Corporation
                                        Dec'96 to Jan'98 - President, AGISS
                                        Corporation Jun'96 to Dec'96 -
                                        President, CPAD Technologies Corporation
                                        Feb'94 to Present - President, 1062497
                                        Ontario Inc. Mar'90 to May'96 -
                                        President, AGISS Power Technologies
                                        Corporation

Name and Position with Issuer           Janusz Waclaw Rydel, Director
Residential Address                     26 O'Hara Drive, Kanata, Ontario Canada K2W 1A2
Date of Birth                           26 MARCH 1954
Professional Qualifications             P.Eng., M.Sc.
Assoc. with other Public Companies      None
5-Year Employment History               Feb'98 to Present - President, AXYN Unitra
                                        Feb'97 to Jan'98  - Consultant, JWR Consulting
                                        Dec'91 to Jan'97  - President, EUROCOM Corporation


Name and Position with Issuer           Robert Lloyd Bell, Director
Residential Address                     8 Jackson Avenue, Ottawa, Ontario Canada K1S 4K8
Date of Birth                           27 MAY 1946
Professional Qualifications             P.Eng./ Ing.
Assoc. with other Public Companies      None
5-Year Employment History               Feb'98 to Present - Director, AXYN Corporation
                                        Jan'98 to Present - President, BPS Bell Professional Services
                                        Apr'89 to Feb'98  - Vice President, Agra Monenco

ITEM 6. EXECUTIVE COMPENSATION.

                                                                             Long Term Compensation
                                                                       --------------------------------
                                            Annual Compensation               Awards            Payouts
                                        ----------------------------   -----------------------  -------
                                                                       Restricted  Securities
Name and                                                Other Annual     Stock     Underlying     LTIP     All Other
Principal Position             Year     Salary   Bonus  Compensation     Awards    Options/SARs  Payouts  Compensation
------------------             ----     -------  -----  ------------   ----------  ------------  -------  ------------
Chris M. Zawitkowski,          1998           0    0         0             0            0           0           0
Chairman                       1999           0    0         0             0            0           0           0

D. Scott Feagan,               1998     $22,500    0         0             0            0           0           0
President                      1999           0    0         0             0            0           0           0

Robert L. Bell, Director       1998     $22,500    0         0             0            0           0           0
                               1999           0    0         0             0            0           0           0

Janusz W. Rydel,               1998           0    0         0             0            0           0           0
Director                       1999           0    0         0             0            0           0           0


OPTION GRANTS IN FISCAL YEAR 1998 and 1999

                                 Individual Grants
         ---------------------------------------------------------------------
                          Percent of                                                 Potential Realizable Value at
          Number of      Total Options    Exercise      Market                   Assumed Annual Rates of Stock Price
           Shares         Granted to       of Base     Price on                      Appreciation for Option Term
         Underlying      Employees in       Price      Date of     Expiration    -----------------------------------
Name       Options        Fiscal Year      ($/Sh)      Grant(1)       Date         5%($)                     10%($)
----     -----------     ------------     --------     --------    -----------   --------                  ---------
None

         The Company also reimburses members of the board of directors for their travel, entertainment, and other out-of-pocket expenses incurred on behalf of the Company.

         The Company has entered into employment agreements with Scott Feagan and Robert Bell for an indefinite term. Pursuant to these employment agreements, Mr. Feagan and Mr. Bell are each entitled to receive cash compensation of $150,000 annually. If Mr. Feagan's or Mr. Bell's employment is terminated for any reason, including cause and Mr. Feagan's or Mr. Bell's voluntary termination, other than death and disability, then the Company is obligated to pay him a severance amount equal to three times his gross salary for the preceding 12 month period. In addition, the Company maintains a life insurance policy on both Mr. Feagan and Mr. Bell in the amount of $C1,000,0000 each, payable to the Company. Initially, Mr. Feagan and Mr. Bell had entered into a shareholder's buy-sell agreement referenced in their employment agreements. However, the buy-sell agreement was terminated at the time of the reverse share exchange with the Company and ACC.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Directors and major shareholders have financed the Company by providing working capital to the Company from time to time as needed. Advances and repayments have been made from time to time beginning in March, 1998, and ending in June, 1999. The amounts which the Company owes to its officers and directors as of June 30, 1999, is set forth in the following table:

             Name                                         Amount
     ------------------                                -----------
         Scott Feagan                                  $332,582.21
         Robert Bell                                   $211,668.15
      Chris Zawitkowski                                $ 56,343.27
         Janusz Rydel                                  $ 40,584.07

         The officers and directors have advanced these funds pursuant to the terms of a standard promissory note. The promissory note is payable upon demand and bears interest at the prime rate of interest posted by the NationsBank as being charged to its best commercial customers plus 2.0 % per annum, calculated monthly. So long as AXYN remains liable to pay the whole or any part of this obligation, the officers and directors may convert all or any part of the remaining obligation into common shares of either 1) the Company at the conversion rate of $1.50 per common share, or 2) free trading shares of Syscan International at the conversion rate of $0.33 per common share held by the Company and receive an additional equal value of Syscan shares held by the Company. This right of conversion may be exercised at any time, including when and if the common shares of the Company become registered within the meaning of the Securities Act of 1933, as amended, or of any state.

         Scott Feagan, the president of the Company, served on the board of directors of MPT Millennium Patent Technologies Corporation Limited, the licensor of technology to the Company in 1998. Mr. Feagan resigned as a director in 1999. Mr. Feagan has no direct or beneficial ownership interest in MPT Millennium Patent Technologies Corporation Limited. Mr. Feagan receives no direct or indirect compensation or financial benefit from MPT Millennium Patent Technologies Corporation Limited. The contractual relationships between MPT Millennium Patent Technologies Corporation Limited are described under "Description of the Business - Y2K Desktop Solutions".

         The Company acquired Axyn Technologies Corporation , a Delaware corporation, on June 30, 1999. Axyn Technologies Corporation was majority owned by Scott Feagan, 979,723 shares of common stock, Robert Bell, 979,750 shares of common stock, Chris Zawitkowski, 875,000 shares of common stock, Janusz Rydel, 875,000 shares of common stock (collectively "founders"). Other investors and employees of Axyn Technologies Corporation owned 1,290,527 shares of common stock. Pursuant to the terms of the purchase agreement, the Company exchanged 1,000,000 Shares of its Common Stock on a one-for-one basis for the outstanding shares of stock of Axyn Technologies Corporation as to the non-founder shareholders. The Company exchanged 500,000 Shares of its Preferred Stock on a one-for-four basis for the outstanding shares of stock of Axyn Technologies Corporation as to the founders. The shares of Preferred Stock are convertible on a one-for-three basis into Shares of Common Stock of the Company. The net beneficial conversion rate is therefore three-eighths of a Share of Common Stock of the Company for one shares of common stock of Axyn Technologies Corporation. The Company prepared a valuation of Axyn Technologies Corporation for purposes of determining the share exchange ratio in connection with this transaction. This valuation was not reviewed by independent valuation experts. The Common Shares were issued pursuant to Rule 506 of Regulation D.

ITEM 8. DESCRIPTION OF SECURITIES.

DESCRIPTION OF SECURITIES.

Common Stock

         The Company is authorized to issue up to 30,000,000 shares of Common Stock, $0.0001 par value. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor, subject to the preferential rights of holders of shares of any series of outstanding Preferred Stock. The Company has never paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. No holder of Common Stock has any preemptive right to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock presently outstanding are fully paid and nonassessable.

         Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. Shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of the directors will be unable to elect any person to the Board of Directors.

         The Common Stock is subject to any Preferred Stock issued by the Company. The terms of the Preferred Stock are described below.

         As of March 31, 1999, the Company had issued and outstanding 12,527,033 shares of Common Stock and had reserved: 0 shares of Common Stock for issuance upon exercise of outstanding options.

Preferred Stock

         The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, par value $.001 per share. The Board of Directors is authorized to divide the Preferred Shares into series and to fix and determine the relative rights and preferences of the series. These rights and preferences include the rate, preference, and cumulative nature of dividends, terms and conditions of redemption, if any, amounts payable upon voluntary and involuntary liquidation, sinking funds, if any, conversion rights, if any, voting rights, if any, and other rights and preferences. The shares of common stock are subject to the rights and preferences of the preferred stock.

         The Company has authorized 1,000,000 shares of Series 1 Preferred Stock and has issued 500,000 shares Series 1 of Preferred Stock. The Company has reserved 1,500,000 shares of Common Stock for the conversion of the Series 1 Preferred Stock. Each share of preferred stock is convertible into three shares of Common Stock of the Company. The Preferred Shares are entitled to receive dividends on the same basis as shares of Common Stock on an as, if, and when declared basis, except that each share of Preferred Stock shall received three times the amount of each share of Common Stock. Upon liquidation, the Preferred Shares are entitled to receive distributions on the same basis as shares of Common Stock, except that each share of Preferred Stock shall received three times the amount of each share of Common Stock. The Preferred Stock shall have the same voting rights as the Common Stock, except that each share of Preferred Stock shall have three votes. The shares of Series 1 Preferred Stock are not convertible until June 30, 2003.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         The Company's Common Stock, par value $.0001 per share, is not eligible for listing on the Nasdaq system; however, the Company's Common Stock is traded on the Electronic Bulletin Board under the trading symbol `AXYN'. The following table sets forth the high and low bid prices for the Company's Common Stock since the beginning of the fiscal year 1998. The quotations reflect inter-dealer prices, with no retail mark-up, mark-down or commissions, and may not represent actual transactions. The information presented has been derived from National Quotation Bureau, Inc.

From            To        High Sales Price      Low Sales Price           Volume
--------     -----------  ----------------      ---------------           -------
Jan' 98      Mar' 98             N/A                   N/A                   N/A
Apr' 98      Jun' 98             N/A                   N/A                   N/A

July' 98     Sept' 98          2.750                 0.375                 47,500
Oct' 98      Dec' 98           2.625                 1.125                780,900
Jan' 99      Mar' 99           2.625                 0.875                810,100
Apr' 99      Jun(27)' 99       1.625                 0.750                482,200

         On June 29, 1999, the last reported bid and asked prices for the Common Stock were $1 1/32 and $1 1/8, respectively.

         As of June 29, 1999, there were 490 holders of record of the Company's Common Stock.

         The Company has never declared a dividend on its Common Stock, and it is anticipated that any earnings which might be available for distribution as Common Stock dividends will be retained for the Company's operations for the foreseeable future.

         The transfer agent for the Company's Common Stock is Corporate Stock Transfer located at Republic Plaza, 370 17th Street, Suite 2350, Denver, Colorado 80202-4614, USA Ph: (303) 595-3300 Fax: (303) 592-8821.

ITEM 2. LEGAL PROCEEDINGS.

         Neither the Company nor its property is involved in any legal proceeding, and the Company is not aware of any pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has not changed accountants nor has it had any disagreement with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company, known as Thor Management Group, Inc., was incorporated under the laws of the State of Colorado on January 12, 1998 and was established as a real estate management company located at 1422 Delgany Street, Denver, CO. On January 28, 1998, the Company conducted an offering of shares pursuant to Rule 504 of Regulation D. The Company raised $75,000 from 23 investors. The Company never conducted any business prior to June 19, 1998.

         The Company completed a reverse share exchange on June 18, 1998, with ACC, pursuant to which ACC became a wholly owned subsidiary of the Company. The Company issued a total of 10,530,000 shares of Common Stock to the individuals and in the amounts set forth in Part I, Item 4, above. The shares were issued pursuant to Rule 506 of Regulation D.

         On June 30, 1999, the Corporation completed the purchase of a controlling interest of 57.6% of the shares of Syscan International. Syscan is a Quebec company that manufactures mobile printers and other computer hardware and also develops software for mobile computing applications. The shares of Syscan have been acquired in exchange for $225,000, a non-interest bearing note for $616,500 due in two installments in July and September 1999, and 1,300,000 common shares of the Corporation. The shares, all of which were issued, are being held in escrow by the vendor's lawyer and will be released as to 1/3 on May 19, 2000, 1/3 on May 19, 2001 and 1/3 on May 19, 2002. The shares were issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of Le Groupe Mobitech Inc., a Quebec company that installs video conferencing equipment. The shareholder of Mobitech received 282,000 common shares of the Corporation valued at $298,920 using the trading price as of the date of acquisition. All of the shares were issued on closing. The shares were issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of CDI, a Quebec company that sells Internet and web centric services. The shareholder of CDI received 200,000 common shares of the Corporation valued at $212,000 using the trading price as of the date of acquisition. All of the shares were issued on closing. The shares were issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of SIQ, a Quebec company that sells Internet services. The shareholders of SIQ received 110,000 common shares of the Corporation valued at $116,600 using the trading price as of the date of acquisition. All of the shares were issued on closing. The shares were issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of Axyn Tech, which provides Year 2000 products and services. The shareholders of Axyn Tech received 1,000,000 common and 500,000 Series 1 preference shares convertible on the basis of three common shares for each preference share, of the Corporation. All of the shares were issued on closing. Since Axyn Tech and the Corporation were under common control, the common control shareholders received the preference shares and the other shareholders received the common shares. Therefore, the purchase price was calculated as sixty percent of the book value of Axyn Tech's net assets plus the fair value of the common shares issued based on their trading price as of the date of acquisition. The common shares were issued pursuant to Rule 506 of Regulation D. See Part 1, Item 1, and Part 1, Item 7 for additional information.

         All of the acquisitions have been accounted for using the purchase method. Pro forma information has been provided for Syscan since the results of its operations are material. The results of the acquired companies have been consolidated with those of the Corporation at their respective dates of acquisition.

         On November 20, 1998, the Company consummated an agreement with Angelo Rocca, Rocco Spagnuolo, and Exceed Systems Ltd., all of which are residents of Canada, who are the sole shareholders of Burlington Systems Integration, Inc., pursuant to which the Company acquired all outstanding shares of Burlington Systems Integration, Inc. The Company issued 112,500 shares of its common stock to each of Exceed Systems Ltd. and Angelo Rocca in exchange for such shares. The shares were issued under Regulation S promulgated by the Securities and Exchange Commission.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation limit the liability of directors by reason of the fact that they are directors if the directors acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, if the directors had no reasonable cause to believe the directors' conduct was unlawful.

         The Company's Articles of Incorporation limit the liability of directors in the case of shareholder suits or derivative suits if the directors acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

         The Company has not purchased Directors and Officers liability insurance to defend and indemnify Directors and Officers who are subject to claims made against them for their actions and omissions as directors and officers of the Company.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

         This Form 10 SB contains certain forward-looking statements. The Company's forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the Company's planned marketing efforts and future economic performance of the Company and future capital raising activities of the Company. The forward-looking statements and associated risks set forth in this Form 10 SB include or relate to the ability of the Company to: (i) obtain meaningful consumer acceptance and a successful market for the product on a national and international basis at competitive prices; (ii) develop and maintain an effective national and international sales network; (iii) forecast demand for its product; (iv) maintain pricing and thereby maintain adequate profit margins; and, (v) achieve adequate intellectual property protection.

         The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that: (i) the Company will obtain equity and/or debt capital; (ii) there will be no material adverse competitive or technological change in condition of the Company's business; (iii) there will be a demand for the Company's product; (iv) the Company's forecasts accurately anticipate market demand; and, (v) there will be no material adverse change in the Company's operations, business or governmental regulation affecting the Company or its suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in `Risk Factors', there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results, or the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its marketing, capital investment and other expenditures, which may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company's objectives or plans will be achieved.

                                    PART F/S

         The Company's financial statements for FY1999 (June 30, 1999) are filed as part of this Registration Statement.

         The Company has included its audited financial statements for its first partial year-end for FY1998 (June 30, 1998) that includes the period from February 24, 1998 through to June 30, 1998. Such statements are incorporated by reference from Form 10 as filed on August 6, 1999.

                             CONSOLIDATED FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

                             AXYN CORPORATION

                             JUNE 30, 1999

                                       AUDITORS' REPORT

To the Board of Directors and Shareholders of

AXYN CORPORATION

We have audited the accompanying consolidated balance sheets of AXYN CORPORATION as of June 30, 1999 and 1998 and the related consolidated statements of loss and comprehensive loss, cash flows and changes in stockholders' equity for the year ended June 30, 1999 and the period from February 24, 1998 (inception) to June 30, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Syscan International Ltd, of which the Corporation owns a controlling interest of 57%, which statements reflect total assets of $1,954,552 as of June 30, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to data included for Syscan International Ltd., is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axyn Corporation as of June 30, 1999 and 1998 and the consolidated results of its operations and its cash flows for the year ended June 30, 1999 and the period from February 24, 1998 (inception) to June 30, 1998 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Corporation has incurred significant operating losses, a working capital deficiency and negative cash flow from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ottawa, Canada,                                                [GRAPHIC OMITTED]
July 23, 1999.                                             Chartered Accountants

AXYN CORPORATION

                                 CONSOLIDATED BALANCE SHEETS
                                  (U.S. dollars, U.S. GAAP)
                           [See Note 1 - Going Concern Uncertainty]

As at June 30
                                                            1999            1998
                                                              $               $
---------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                       --              142,175
Accounts receivable [note 2]                               1,112,214              1,354
Income taxes recoverable                                      29,998             10,428
Inventories [note 3]                                       1,076,466               --
Prepaid expenses                                              45,173                764
---------------------------------------------------------------------------------------
                                                           2,263,851            154,721

Fixed assets [note 4]                                        197,086              3,018
Intangible assets [note 5]                                 4,160,760              5,096
---------------------------------------------------------------------------------------
Deferred charges                                              11,483               --
                                                           6,633,180            162,835
---------------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES

Bank overdraft                                                43,703               --
Bank loan [note 7]                                           170,882               --
Accounts payable                                           1,699,802             85,314
Unearned revenue                                              29,141               --
Note payable [note 6]                                        616,500               --
Shareholder loans [note 8]                                   707,726             20,630
Current portion of long term debt                             29,282               --
---------------------------------------------------------------------------------------
                                                           3,297,036            105,944
---------------------------------------------------------------------------------------

Long term debt                                                 6,359               --
---------------------------------------------------------------------------------------
MINORITY INTEREST [note 6]                                   159,430               --
---------------------------------------------------------------------------------------
Commitments and contingencies [note 9]

STOCKHOLDERS' EQUITY

Common shares (1999 - 15,429,033 shares);
1998 - 11,700,000 shares [note 6, 12]                          1,542              1,170
Series 1 Preference shares (1999 - 500,000 shares;
1998 - 0 shares) [note 6,12]                                     500               --
Additional paid up capital                                 4,270,142            339,427
Accumulated deficit                                       (1,101,829)          (283,706)
---------------------------------------------------------------------------------------
                                                           3,170,355             56,891
---------------------------------------------------------------------------------------
                                                           6,633,180            162,835

---------------------------------------------------------------------------------------


See accompanying notes

On behalf of the Board:

                             Director                 Director

AXYN CORPORATION

                       CONSOLIDATED STATEMENTS OF LOSS AND
                               COMPREHENSIVE LOSS
                            (U.S. dollars, U.S. GAAP)
                    (See Note 1 - Going Concern Uncertainty)



                                                                               FEBRUARY 24, 1998
                                                               YEAR ENDED             TO
                                                             JUNE 30, 1999       JUNE 30, 1998
                                                                    $                  $
----------------------------------------------------------------------------------------------
SALES                                                             465,361               2,242
Cost of sales                                                     138,512                --
----------------------------------------------------------------------------------------------
Gross profit                                                      326,849               2,242
----------------------------------------------------------------------------------------------

OPERATING EXPENSES

Selling, general and administrative                             1,026,085             287,556
Amortization                                                       50,511               1,697
Financial expense                                                  20,532                --
Research and development                                           52,852                --
----------------------------------------------------------------------------------------------
                                                                1,149,980             289,253
----------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                          (823,131)           (287,011)
Translation adjustment                                              5,008               3,305
----------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS FOR THE PERIOD                                (818,123)           (283,706)

Basic and diluted loss per share [note 1]                           (0.05)              (0.02)
----------------------------------------------------------------------------------------------
Weighted average number of shares outstanding [note 1]         15,429,033          11,700,000
----------------------------------------------------------------------------------------------

See accompanying notes

AXYN CORPORATION

                            CONSOLIDATED STATEMENTS OF CHANGES IN
                                     STOCKHOLDERS' EQUITY
                                  (U.S. dollars, U.S. GAAP)
                           [See Note 1 - Going Concern Uncertainty]

                                                                                                    ACCUMULATED OTHER
                                                    SERIES 1    PAR VALUE  PAID IN CAPITAL  DEFICIT  COMPREHENSIVE LOSS    TOTAL
                                      COMMON        PREFERRED       $            $             $              $              $
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 24, 1998                --           --           --           --            --            --
--------------------------------------------------------------------------------------------------------------------------------
Issuance of shares:

 Private placement of shares         8,072,367         --            807       68,044          --            --         68,851
 Issued for services                 2,386,366         --            239       78,876          --            --         79,115
 Acquisition of Monroe Group Inc.       71,267         --              7        2,370          --            --          2,377
 Reverse take-over                   1,170,000         --            117         (116)         --            --              1
 Shares subscriptions received
  in advance                              --           --           --        190,253          --            --        190,253
Loss                                      --           --           --           --        (287,011)        3,305     (283,706)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998              11,700,000         --          1,170      339,427      (287,011)        3,305       56,891
--------------------------------------------------------------------------------------------------------------------------------
Issuance of shares:

 Private placement of shares           612,033         --             61      728,035          --            --        728,096
 Acquisition of Burlington             225,000         --             22      365,603          --            --        365,625
 Acquisition of Axyn Tech            1,000,000      500,000          600      831,746          --            --        832,346
 Acquisition of Syscan               1,300,000         --            130    1,377,870          --            --      1,378,000
 Acquisition of Mobitech               282,000         --             28      298,892          --            --        298,920
 Acquisition of SIQ                    110,000         --             11      116,589          --            --        116,600
 Acquisition of CDI                    200,000         --             20      211,980          --            --        212,000
Loss                                      --           --           --           --        (823,131)        5,008     (818,123)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999              15,429,033      500,000        2,042    4,270,142    (1,110,142)        8,313    3,170,355
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

AXYN CORPORATION

                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (U.S. dollars, U.S. GAAP)
                           [See Note 1 - Going Concern Uncertainty]



                                                                       FEBRUARY 24,
                                                         YEAR ENDED        1998
                                                          JUNE 30,      TO JUNE 30,
                                                            1999            1998
                                                              $               $
-------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net loss                                                (823,131)       (287,011)
Non-cash items:
  Amortization                                            50,511           1,697
  Shares issued for services                                  --          79,115
-------------------------------------------------------------------------------------
                                                        (772,620)       (206,199)
Change in non-cash working capital

  Increase in accounts receivable                       (278,186)         (1,334)
  Increase in other working capital items                  4,803         (10,270)
  Increase in prepaid expenses                            (1,056)           (753)
  Increase in accounts payable                           169,343          87,338
-------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                       (877,716)       (131,218)
-------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Acquisition costs                                       (225,000)             --
Increase in intangible assets                                 --          (5,964)
Additions to fixed assets                                (19,679)         (3,726)
-------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                       (244,679)         (9,690)
-------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Shareholder loans                                        203,413          20,585
Issue of common and preference shares                    728,096         259,193
-------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                    931,509         279,778
-------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    5,008           3,305
-------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents    (185,878)        142,175
Cash and cash equivalents, beginning of period           142,175              --

-------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                 (43,703)        142,175
-------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: [note 13]

See accompanying notes

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

These financial statements are the continuing financial statements of Axyn Corporation, which was incorporated on February 24, 1998 in Denver, Colorado.

Axyn Corporation and its subsidiaries (see "Basis of Consolidation" below) are collectively referred to as the "Corporation".

These consolidated financial statements have been prepared by the Corporation in U.S. dollars and in accordance with accounting principles generally accepted ("GAAP") in the United States of America ("U.S.").

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the period presented. Actual results could differ from these estimates.

The functional currency of the Corporation is the Canadian dollar. However, for reporting purposes, the Corporation has adopted the United States dollar as its reporting currency. Accordingly, the Canadian dollar balance sheets have been translated into United States dollars at the rates of exchange at the respective period ends, while transactions during the periods and share capital amounts have been translated at the weighted average rates of exchange for the respective periods and the rate of exchange at the date of the transaction, respectively. Gains and losses arising from these translation adjustments are included in comprehensive loss.

GOING CONCERN UNCERTAINTY

The financial statements have been prepared by management in accordance with U.S. GAAP on a going concern basis. This presumes that funds will be available to finance ongoing operations and capital expenditures and permit the realization of assets at their carrying values and the payment of liabilities in the normal course of operations for the foreseeable future. The Corporation's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to achieve sufficient revenues to cover expenses, or to obtain appropriate levels of financing on a timely basis, the outcome of which cannot be predicted at this time. Management of the Corporation has undertaken steps as part of a plan to improve operations with the goal of sustaining Corporate operations for the next twelve months and beyond. These steps include (I) focusing sales and marketing on mobile communications and computing; (ii) focusing on the completion of a Y2K supply contract with the Canadian Government; and (iii) obtaining bank financing to support the Corporation's working capital needs. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


might be necessary should the Corporation be unable to continue its operations as a going concern.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of Axyn Corporation and its wholly owned subsidiaries Axyn Canada Corporation ("Axyn Canada"), Burlington Systems Integration Inc. ("Burlington"), Axyn Technologies Corporation ("Axyn Tech"), Le Group Mobitech Inc. ("Mobitech"), 9016-7230 Quebec Inc. ("CDI"), S.I.Q. (Service Internet Quebec) Inc. ("SIQ"), and Syscan International Ltd. ("Syscan") of which the Corporation owns a controlling interest of 57%. Intercompany transactions and balances have been eliminated. Acquisitions during the period have been accounted for using the purchase method.

The financial statements of the parent company and its subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the applicable period end. Income statement amounts have been translated using the weighted average exchange rate for the applicable year.

REVENUE

Revenues are generally recognized, upon shipment when all significant contractual obligations have been satisfied and collection is reasonably assured. Consulting and other service revenues are recognized at the time of performance or proportionately over the term of the contract, as appropriate. Software license revenues are recognized when delivered in accordance with all terms and conditions of the customers contracts.

CASH AND CASH EQUIVALENTS

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms of three months or less at the time of acquisition. Cash equivalents typically consist of term deposits with major North American banks. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair value.

INVENTORIES

Inventories are comprised principally of raw and finished goods and are stated at the lower of cost, on a first in first out basis, or net realizable value.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

FIXED ASSETS

Fixed assets are recorded at cost. Depreciation is calculated using the straight line method at the following fixed annual rates:

        ASSET                                          RATE
        Leasehold improvements                         20% or the term of
                                                       the lease if shorter
        Office furniture and equipment                 20%
        Computer equipment and software                30%

INTANGIBLE ASSETS

Patent costs are recorded at cost. Related amortization is calculated by the straight-line method over a period of three years.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Research costs are expensed as incurred.

Goodwill is recorded at cost. Related amortization is calculated using the straight-line method over a period of three to ten years. The Corporation evaluates the expected future net cash flows of the acquired business at each reporting date, and adjusts goodwill for any impairment.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws.

NET LOSS PER SHARE

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding. In accordance with the rules of the Securities and Exchange Commission, any stock sold at a nominal value, as compared to the public offering, should be considered outstanding for all periods presented.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

SEGMENT INFORMATION

The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 requires public companies to report financial and descriptive information about their reportable operating segments. The Corporation identifies its operating segments based on how management internally evaluates separate financial information (if available), business activities and management responsibility. The Corporation believes it operates in a single business segment and adoption of this standard did not have a material impact on the Corporation's consolidated financial statements. Through June 30, 1999 there have been no material foreign operations.

2. ACCOUNTS RECEIVABLE

Accounts receivable include no allowance for doubtful accounts.

3. INVENTORIES


                                                  1999
                                                    $
--------------------------------------------------------
Raw materials                                  593,756
Work in progress                                41,285
Finished goods                                 488,547
Valuation allowance                            (47,122)
--------------------------------------------------------
                                             1,076,466
--------------------------------------------------------


4. FIXED ASSETS


                                          1999                     1998
                                 ----------------------   ----------------------
                                            ACCUMULATED              ACCUMULATED
                                   COST    AMORTIZATION     COST    AMORTIZATION
                                     $           $            $           $
--------------------------------------------------------------------------------
Leasehold improvements             17,626      12,935          --          --
Office furniture and equipment    134,703      79,892       3,771         753
Computer equipment and software   410,271     272,687          --          --
--------------------------------------------------------------------------------
                                  562,600     365,514       3,771         753
Accumulated amortization         (365,514)                   (753)
--------------------------------------------------------------------------------
                                  197,086                   3,018
================================================================================

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


5. INTANGIBLE ASSETS



                                        1999                       1998
                               ----------------------     ----------------------
                                          ACCUMULATED                ACCUMULATED
                                 COST    AMORTIZATION       COST    AMORTIZATION
                                   $           $              $           $
--------------------------------------------------------------------------------
Goodwill                       4,185,564    28,875             --         --
Patents                            6,026     1,955          6,040        944
--------------------------------------------------------------------------------
                               4,191,590    30,830          6,040        944
--------------------------------------------------------------------------------
                               4,160,760                    5,096
================================================================================




6. ACQUISITIONS

FISCAL 1999 ACQUISITIONS

On November 20, 1998, the Corporation completed the acquisition of 100% of the issued and outstanding shares of Burlington, an Ontario company that sells computer hardware and systems integration, in exchange for 225,000 common shares of the Corporation valued at $365,625 using the trading price as of the date of acquisition. All of the shares were issued on closing.

On June 30, 1999, the Corporation completed the purchase of a controlling interest of 57% of the shares of Syscan. Syscan is a Quebec company that manufactures mobile printers and other computer hardware and also develops software for mobile computing applications. The shares of Syscan have been acquired in exchange for $225,000, a non-interest bearing note for $616,500 due in two instalments in July and September 1999, and 1,300,000 common shares of the Corporation. The shares, all of which were issued, are being held in escrow by the vendor's lawyer and will be released as to 1/3 on May 19, 2000, 1/3 on May 19, 2001 and 1/3 on May 19, 2002.

On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of Mobitech, a Quebec company that installs video conferencing equipment. The shareholder of Mobitech received 282,000 common shares of the Corporation valued at $298,920 using the trading price as of the date of acquisition. All of the shares were issued on closing.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


6. ACQUISITIONS (CONT'D)

On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of CDI, a Quebec company that sells internet and web centric services. The shareholder of CDI received 200,000 common shares of the Corporation valued at $212,000 using the trading price as of the date of acquisition. All of the shares were issued on closing.

On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of SIQ, a Quebec company that sells internet services. The shareholders of SIQ received 110,000 common shares of the Corporation valued at $116,600 using the trading price as of the date of acquisition. All of the shares were issued on closing.

On June 30, 1999, the Corporation completed the acquisition of 100% of the issued and outstanding shares of Axyn Tech, which provides Year 2000 products and services. The shareholders of Axyn Tech received 1,000,000 common and 500,000 Series 1 preference shares convertible on the basis of three common shares for each preference share, of the Corporation. All of the shares were issued on closing. Since Axyn Tech and the Corporation were under common control, the common control shareholders received the preference shares and the other shareholders received the common shares. Therefore, the purchase price was calculated as sixty percent of the book value of Axyn Tech's net assets plus the fair value of the common shares issued based on their trading price as of the date of acquisition.

All of the acquisitions have been accounted for using the purchase method. Pro forma information has been provided for Syscan since the results of its operations is material. The results of the acquired companies have been consolidated with those of the Corporation as at their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on fair values on the acquisition date for all companies.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


6. ACQUISITIONS (CONT'D)


                        BURLINGTON     SYSCAN    MOBITECH       SIQ         CDI
                             $            $          $           $           $
--------------------------------------------------------------------------------
Assets acquired
  Accounts receivable     15,678      776,075         --      33,175      27,921
  Inventories                 --    1,049,552         --          --      26,914
  Other                   15,018      128,925     10,169      20,477      16,712
--------------------------------------------------------------------------------
                          30,696    1,954,552     10,169      53,652      71,547
Minority interest             --     (159,430)        --          --          --
Liabilities assumed      (22,136)  (1,583,784)        --      (9,111)    (83,771
--------------------------------------------------------------------------------
Net assets acquired        8,560      211,338     10,169      44,541     (12,224
Goodwill                 357,065    2,033,162    288,751      72,059     224,224
--------------------------------------------------------------------------------
Purchase price           365,625    2,244,500    298,920     116,600     212,000
--------------------------------------------------------------------------------
Consideration
  Cash                        --      225,000         --          --          --
  Note payable                --      616,500         --          --          --
  Shares                 365,625    1,403,000    298,920     116,600     212,000
--------------------------------------------------------------------------------
                         365,625    2,244,500    298,920     116,600     212,000
================================================================================

Unaudited pro forma information is as follows:


                                                         1999               1998
                                                           $                  $
----------------------------------------------------------------------------------------

Sales                                                3,591,040         3,413,328
Cost of sales                                        2,540,805         2,370,575
----------------------------------------------------------------------------------------
Gross profit                                         1,050,235         1,042,753
----------------------------------------------------------------------------------------
EXPENSES
Selling, general and administrative                  1,944,832         1,208,407
Amortization                                            83,016            47,177
Financial expenses                                      90,364                --
Research and development                                97,237           222,404
----------------------------------------------------------------------------------------
Total expenses                                       2,215,449         1,477,988
----------------------------------------------------------------------------------------
Loss before income taxes                            (1,165,214)         (435,235)
Deferred income taxes                                   19,546              (212)
Minority interest                                      140,844 (b)       187,242 (b)
----------------------------------------------------------------------------------------
NET LOSS                                            (1,004,824)         (248,205)
----------------------------------------------------------------------------------------
Net loss per share of common stock                       (0.07)            (0.02)
----------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                       15,429,033        13,000,000 (a)
----------------------------------------------------------------------------------------

--------------
(a) The weighted average number of shares outstanding after the acquisition represents the 1,300,000 shares issued to some of the previous shareholders of Syscan in connection with the acquisition of 57% of the outstanding shares of Syscan. All shares issued are considered outstanding.

(b) Pro forma adjusting entry to record the 43% minority interest in Syscan.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


6. ACQUISITIONS (CONT'D)

FISCAL 1998 ACQUISITIONS

Effective June 17, 1998 Axyn Canada Corporation acquired 100% of the issued and outstanding common shares of The Monroe Group Inc., a development stage corporation consulting in the area of information technology and Year 2000 system solutions. As at the time of acquisition the company had net assets of $2,377 which represented the fair market value. During fiscal 1999, The Monroe Group Inc. was wound up into Axyn Canada Corporation.

Effective June 18, 1998, Axyn Corporation (formerly known as Thor Management Group Inc.) acquired 100% of the issued and outstanding common shares of Axyn Canada Corporation. At the date of acquisition, Axyn Corporation was a non-operating company. By this transaction, sufficient common shares of Axyn Corporation were issued so that a controlling interest of the corporate group passed to the former shareholders of Axyn Canada Corporation. Accordingly, for accounting purposes, Axyn Canada Corporation was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, Axyn Corporation, is deemed to be a continuation of Axyn Canada Corporation and accordingly, these financial statements are a continuation of the financial statements of the legal subsidiary, and not the legal parent. In making the acquisition, Axyn Canada Corporation acquired net liabilities of approximately $1,725 which amount has been expensed. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

7. BANK LOAN

The bank loan is available to Syscan on an overdraft or short term basis to a maximum of $220,300. Interest is determined at the time of borrowing based on the bank's prime plus 0.75%. The loan is secured by Syscan's trade receivables and inventory.

8. SHAREHOLDER LOANS

Shareholder loans are due upon demand and bear interest at Nation Bank's prime rate plus 2%. At any time the shareholders have the right to convert such loans to common stock at a value of $1.50 per share.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


9. COMMITMENTS AND CONTINGENCIES

Axyn Corporation has entered into operating leases for premises, vehicles and computers. Future aggregate minimum payments under these leases are as follows:

                                                                              $
--------------------------------------------------------------------------------

2000                                                                      59,326
2001                                                                      39,171
2002                                                                      32,335
2003                                                                      28,800
2004                                                                      19,200


Axyn Tech purchased distribution rights for Year 2000 software in November 1998. Axyn Tech will pay 16% of the gross revenue from sales of the software plus $10,000 payable on each anniversary of the agreement. The term of the agreement is five years and thereafter shall be renewed for a period of one year unless either party gives 90 days notice of termination prior to expiry of the original term or any renewal term. Royalties of $10,300 were paid during the period ended June 30, 1999.

Axyn Tech also purchased distribution rights for Year 2000 software in December 1998. Axyn Tech will pay between 8% and 18% of the revenue from various products. The agreement expires in December 2000. Royalties of $2,100 were paid during the period ended June 30, 1999.

The senior officers of the Corporation have employment agreements which provide three years of severance upon termination for an aggregate of approximately $850,000.

AXYN CORPORATION

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                           (U.S. dollars, U.S. GAAP)

June 30, 1999

10. FINANCIAL INSTRUMENTS

CONCENTRATION OF CREDIT RISK

The Corporation operates internationally in one business segment. The Corporation provides consulting services along with developing, marketing, and supporting computer software tools. The Corporation markets and supports these products both directly and through resellers. Sales to three major customers comprise 22%, 12% and 9% respectively, of revenues in 1999. During 1999, the Corporation had export sales of approximately $25,000 (1998 - $0).

There is no material concentration of credit risk related to the Corporation's position in trade accounts receivable due to the Corporation's dispersion of its customer base. Credit risk, with respect to trade receivables, is minimized because of the Corporation's large customer base.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Corporation's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term loans, approximate the fair value due to their short maturities.

11. INCOME TAXES

The reported income tax provision differs from the amount computed by applying the US rate. The reasons for this difference and the related tax effects are as follows:


                                                            1999            1998
                                                              $               $
--------------------------------------------------------------------------------

Expected tax rate                                          34.0%           34.0%
Expected tax provision                                  (425,000)        (96,000
Foreign tax rate differences                            (100,000)        (29,000
Losses not recognized                                    525,000         125,000
--------------------------------------------------------------------------------
REPORTED INCOME TAX PROVISION                                 --              --
--------------------------------------------------------------------------------

Deferred income taxes result principally from temporary differences in the financial and tax reporting. Significant components of the Corporation's deferred tax assets and liabilities as of June 30, 1999 are as follows:


                                                            1999            1998
                                                              $               $
--------------------------------------------------------------------------------
Deferred tax assets:

  Net operating tax loss carryforwards                   840,000         125,000
  Research and development expense carryforwards         120,000              --
  Fixed assets                                            20,000              --
  Valuation allowance for deferred tax assets           (960,000)       (125,000
--------------------------------------------------------------------------------

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999



Net deferred tax assets                                   20,000              --
--------------------------------------------------------------------------------

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


11. INCOME TAXES (CONT'D)

The net change in the total valuation allowance for the period ended June 30, 1999 was $835,000.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. This estimate could change in the near term as future taxable income (loss) in the legal entities change.

As of June 30, 1999, the Corporation had tax loss carryforwards of approximately $2,100,000 available to reduce future years' income for tax purposes. These losses expire over 2000 to 2006. In addition, the Corporation's subsidiary has scientific research and experimental development expenditures of $300,000 available to reduce future years income for tax purposes.

12. CAPITAL STOCK


                                                            1999            1998
--------------------------------------------------------------------------------
                                                              $               $

Authorized

  30,000,000 common shares par value of $0.0001 per share, voting on the basis of one vote per share

  1,000,000 Series 1 preference shares par value of $0.001 per share, voting on the basis of three votes per share, convertible at anytime after December 31, 2003 into common shares on the basis of three common shares for each preference shares

Issued and outstanding


      Common shares                                        1,542           1,170
      Series 1 Preferred shares                              500              --
--------------------------------------------------------------------------------
                                                           2,042           1,170
--------------------------------------------------------------------------------

Shares issued for services have been valued at the fair value of the services provided unless that value cannot be reasonably determined in which case the trading price of the shares is used.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


13. CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION


                                                                      1999            1998
------------------------------------------------------------------------------------------
                                                                        $               $
  Interest                                                              --              --
  Taxes                                                                 --              --
  Shares issued for services                                            --          79,115
  Shares issued for acquisitions                                2,316,083           2,377
------------------------------------------------------------------------------------------

ACQUISITIONS
                                                                         TOTAL       TOTAL

                                  SYSCAN      AXYN TECH     OTHERS       1999        1998
                                     $            $            $           $           $
------------------------------------------------------------------------------------------

Cash acquired                          --       7,975        3,037       11,012         --
Total net assets acquired
  other than cash               2,244,500     824,371      990,108    4,058,979      2,378
------------------------------------------------------------------------------------------
Total purchase price            2,244,500     832,346      993,145    4,069,991      2,378
Less: cash acquired                    --      (7,975)      (3,037)     (11,012)        --
Less: non-cash
  consideration paid           (2,019,500)   (832,346)    (993,145)  (3,844,991)    (2,378
------------------------------------------------------------------------------------------
Cash paid net of cash
  acquired                        225,000      (7,975)      (3,037)     213,988         --
------------------------------------------------------------------------------------------


14. SEGMENTED INFORMATION

Throughout fiscal 1999 and 1998 the Corporation has one reportable segment - computer software tools which the Corporation sells as part of the Corporation's consulting services.

Revenue is derived from the licensing of software and the provision of related services, which include product support, consulting and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards. Revenue in the amount of $490,000 is derived from service, $51,000 from licensing and $50,000 from product sales.

Revenue, expenses, assets and liabilities are substantially in Canada.

AXYN CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (U.S. dollars, U.S. GAAP)

June 30, 1999


15. SUBSEQUENT EVENTS

Pursuant to a Letter of Intent between the Corporation and AXYN International GmbH ("a Swiss Company") to purchase a 100% interest in consideration for 1 million common and 500,000 preference shares of Axyn Corporation. The agreement is conditional upon satisfactory due diligence. The purchase price is also subject to the results of due diligence. The Swiss company controls 100% of UNITRA-AXYN Sp. Z.o.o. ("a Polish company") that provides Year 2000 consulting, conversion and testing services and plans to provide Year 2000 crisis management centers.

The Corporation has received a Letter of Intent for the sale of SIQ and CDI subsequent to year end.

16. NEW ACCOUNTING PRONOUNCEMENTS

In October 1997, the AICPA issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SOP 97-2 is effective for financial statements for fiscal years beginning after December 15, 1997. During March 1998, the AICPA issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition", ("SOP 98-4"). SOP 98-4 defers for one year the limitation of what is considered vendor-specific objective evidence of the fair value of the various elements in a multiple-element arrangement, a requirement to recognize revenue for elements delivered early in the arrangement. Effective June 1, 1998, the Corporation has adopted SOP 97-2 and the adoption is not expected to have a material impact on the Corporation's consolidated results of operations, financial position or cash flows.

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that all derivatives be recognized as either assets or liabilities on the balance sheet and be measured at fair value. This Statement is effective for fiscal years beginning after June 15, 2000, which is the year beginning July 1, 2000 for the Corporation. Prior periods should not be restated. The Corporation does not expect the adoption of this Statement to have a material impact on its results of operations or financial position.

17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted in fiscal 1999.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                AXYN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)


                                  JUNE 30, 1998

                                AUDITORS' REPORT




To the Board of Directors and Shareholders of AXYN CORPORATION (A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying consolidated balance sheet of AXYN CORPORATION (a development stage company) as of June 30, 1998 and the consolidated statements of net loss and comprehensive income, stockholders' deficiency and cash flows for the period from February 24, 1998 (inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axyn Corporation (a development stage company) as of June 30, 1998 and the consolidated results of its operations and its cash flows for the period from February 24, 1998 (inception) through June 30, 1998 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                           /s/ ERNST & YOUNG LLP
Ottawa, Canada,                                            ---------------------
September 29, 1998.                                        Chartered Accountants

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)


                           CONSOLIDATED BALANCE SHEET
                            (U.S. dollars, U.S. GAAP)
                    [See Note 1 - Going Concern Uncertainty]

As at June 30


                                                                            1998
                                                                               $
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                142,175
Accounts receivable [note 2]                                               1,354
Goods and services taxes receivable                                       10,428
Prepaid expenses                                                             764
------------------------------------------------------------------------------------------
                                                                         154,721
Fixed assets [note 3]                                                      3,018
Intangible assets [note 4]                                                 5,096
------------------------------------------------------------------------------------------
                                                                         162,835
==========================================================================================

LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                          85,314
Convertible loans [note 6]                                               190,253
shareholder loans [note 7]                                                20,630
------------------------------------------------------------------------------------------
                                                                         296,197
------------------------------------------------------------------------------------------

Commitments and contingencies [note 8]

STOCKHOLDERS' DEFICIENCY
Capital stock [note 5]
  Common shares
    Authorized
      30,000,000 common shares par value of $0.0001 per share 1,000,000 preference shares par value of $0.001 per share
    Issued
      11,700,000 common shares                                             1,170
  Paid in capital                                                        149,174
  Accumulated deficit during development stage                          (283,706)
------------------------------------------------------------------------------------------
                                                                        (133,362)
------------------------------------------------------------------------------------------
                                                                         162,835
==========================================================================================

See accompanying notes

On behalf of the Board:

                             Director                 Director

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

               CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE INCOME
                            (U.S. dollars, U.S. GAAP)






                                                                     FEBRUARY 24, 1998
                                                                              TO
                                                                       JUNE 30, 1998
                                                                               $
------------------------------------------------------------------------------------------

REVENUE                                                                    2,242
------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling, general and administrative                                      245,994
Research and development                                                  38,257
Amortization                                                               1,697
------------------------------------------------------------------------------------------
                                                                         285,948
------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE INCOME                                       (283,706)

Loss per share [note 1]
Basic                                                                     (0.02)
------------------------------------------------------------------------------------------
Weighted average number of shares [note 1]
Basic                                                                 11,700,000
==========================================================================================

See accompanying notes


AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)


                           CONSOLIDATED STATEMENTS OF
                            STOCKHOLDERS' DEFICIENCY
                            (U.S. dollars, U.S. GAAP)
                    [See Note 1 - Going Concern Uncertainty]

Period ended June 30




                                                  AMOUNT      DEFICIT      TOTAL
                                       COMMON        $           $           $
------------------------------------------------------------------------------------------

BALANCES, FEBRUARY 24, 1998                --        --           --          --
------------------------------------------------------------------------------------------

Issuance of shares:
 Private placement of shares        8,072,367    68,851           --      68,851
 Issued for services                2,386,366    79,115           --      79,115
 Acquisition of Monroe Group Inc.      71,267     2,377           --       2,377
 Reverse take-over                  1,170,000         1           --           1
Loss                                       --        --     (283,706)   (283,706)
------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1998            11,700,000   150,344     (283,706)   (133,362)
------------------------------------------------------------------------------------------

See accompanying notes



AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (U.S. dollars, U.S. GAAP)
                    [See Note 1 - Going Concern Uncertainty]

Period ended June 30



                                                                         JUNE 30,
                                                                            1998
                                                                               $
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                                (283,706)
Non-cash items:
  Amortization                                                             1,697
  Shares issued for services                                              79,115
------------------------------------------------------------------------------------------
                                                                        (202,894)
Change in non-cash working capital
  Increase in accounts receivable                                         (1,334)
  Increase in goods and services taxes receivable                        (10,270)
  Increase in prepaid expenses                                              (753)
  Increase in accounts payable                                            84,033
------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                       (131,218)
------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                             (5,964)
Additions to fixed assets                                                 (3,726)
------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                         (9,690)
------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Convertible loans                                                        190,221
Shareholder loans                                                         20,585
Issue of common shares                                                    68,972
------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                    279,778
------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    3,305
------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                142,175
Cash and cash equivalents, beginning of period                                --
------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 142,175
==========================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest                                                                    --
  Taxes                                                                       --
------------------------------------------------------------------------------------------

See accompanying notes

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Axyn Corporation is in the development stage in accordance with Statement of Financial Accounting Standards (SFAS) No. 7.

These consolidated financial statements have been prepared by the Corporation (formerly known as Thor Management Group, Inc.) in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("U.S.").

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to state fairly the results for the period presented. Actual results could differ from these estimates.

GOING CONCERN UNCERTAINTY

The financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States of America on a going concern basis. This presumes that funds will be available to finance ongoing operations and capital expenditures and permit the realization of assets at their carrying values and the payment of liabilities in the normal course of operations for the foreseeable future. The Company's ability to continue as a going concern is dependent upon its ability to achieve sufficient revenues to cover expenses, or to obtain appropriate levels of financing on a timely basis, the outcome of which cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities what might be necessary should the Company be unable to continue its operations as a going concern.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Acquisitions during the period have been accounted for using the purchase method.

The financial statements of the parent company and its subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. All assets, liabilities, revenues and expenditure amounts have been translated using the exchange rates in effect at the applicable period end. Currency transaction gains or losses are immaterial for all periods presented.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

REVENUE

Revenue from consulting, and other services is recognized at the time such services are rendered. Revenue from software license sales are recognized upon delivery, if collectability is assured. Revenue from maintenance or support contracts is deferred and recognized ratably over the term of the contract.

CASH AND CASH EQUIVALENTS

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms of three months or less at the time of acquisition. Cash equivalents typically consist of term deposits with major North American banks. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair value.

FIXED ASSETS

Fixed assets are recorded at cost. Office furniture and equipment are amortized 20%, straight-line.

INTANGIBLE ASSETS

Intangible assets represents patent costs. Patent costs are recorded at cost. Related amortization is calculated by the straight-line method over a period of three years.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred. Research costs are expensed as incurred. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

NET LOSS PER SHARE

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding. In accordance with the rules of the Securities and Exchange Commission, any stock sold at a nominal value, as compared to the public offering, should be considered outstanding for the entire period.

2. ACCOUNTS RECEIVABLE

Accounts receivable include no allowance for doubtful accounts.


3. FIXED ASSETS
                                                            1998
                                                         ACCUMULATED   NET BOOK
                                             ----------------------------------
                                             COST       AMORTIZATION     VALUE
                                               $              $            $
------------------------------------------------------------------------------------------
Office furniture and equipment               3,771          (753)        3,018
==========================================================================================




4. INTANGIBLE ASSETS

                                                            1998
                                             ----------------------------------
                                                         ACCUMULATED   NET BOOK
                                             COST       AMORTIZATION     VALUE
                                               $              $            $
------------------------------------------------------------------------------------------
Patents                                      6,040          (944)        5,096
==========================================================================================


5. PURCHASE ACCOUNTING AND REVERSE TAKE-OVER

Effective June 17, 1998 Axyn Canada Corporation acquired 100% of the issued and outstanding common shares of The Monroe Group Inc., a development stage corporation consulting in the area of information technology and Year 2000 system solutions. As at the time of acquisition the company had net assets of $2,377 which represented the fair market value.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


5. PURCHASE ACCOUNTING AND REVERSE TAKE-OVER (CONT'D)

Effective July 18, 1998, Axyn Corporation (formerly known as Thor Management Group Inc.) acquired 100% of the issued and outstanding common shares of Axyn Canada Corporation. At the date of acquisition, Axyn Corporation was a non-operating company. By this transaction, sufficient common shares of Axyn Corporation were issued so that a controlling interest of the corporate group passed to the former shareholders of Axyn Canada Corporation. Accordingly, for accounting purposes, Axyn Canada Corporation was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, Axyn Corporation, is deemed to be a continuation of Axyn Canada Corporation and accordingly, these financial statements are a continuation of the financial statements of the legal subsidiary, and not the legal parent. In making the acquisition, Axyn Canada Corporation acquired net liabilities of approximately $1,725 which amount has been expensed. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

6. CONVERTIBLE LOANS

The convertible loans are non-interest bearing with no specified terms of repayment; however, upon closing of any further public offering, the convertible loan holders have the right to convert such loans to common stock at a value of $1.50 per share.

7. SHAREHOLDER LOANS

Shareholder loans are due upon demand and bear interest at Nation Bank's prime rate plus 2%.

8. COMMITMENTS AND CONTINGENCIES

The Corporation's offices and certain computer equipment are leased under various terms. The annual aggregate lease expense in fiscal 1998 was $11,250.

The aggregate amount of payments for these operating leases, in each of the next fiscal years are approximately as follows:


                                                                $
-----------------------------------------------------------------

1999                                                       10,200
2000                                                        6,100
2001                                                        6,100


AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


8. COMMITMENTS AND CONTINGENCIES (CONT'D)

The Corporation has entered into an agreement with a related company for the use of certain technology. An annual maintenance fee of $39,000 is due each year that the technology is continued to be utilized by the Company. Furthermore, revenues derived from the use or sale of such technology will be subject to a maximum royalty of 39% payable to the related company. There were no such charges during fiscal 1998.

The senior officers of the Corporation have employment agreements which provide three years of severance upon termination for an aggregate of approximately $1,125,000.

9. FINANCIAL INSTRUMENTS

CONCENTRATION OF CREDIT RISK

The Corporation operates internationally in one business segment. The Corporation provides consulting services along with developing, marketing, and supporting computer software tools. The Corporation markets and supports these products both directly and through resellers. The Corporation is not dependent on any single customer or group of customers or supplier.

There is no material concentration of credit risk related to the Corporation's position in trade accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of The Corporation's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term loans, approximate the fair value due to their short maturities.

10. INCOME TAXES

The reported income tax provision differs from the amount computed by applying the US rate. The reasons for this difference and the related tax effects are as follows:


                                                              1998
                                                                 $
------------------------------------------------------------------
Expected tax rate                                            34.0%
Expected tax provision                                     (96,000)
Foreign tax rate differences                               (29,000)
Losses not recognized                                      125,000
------------------------------------------------------------------


AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


REPORTED INCOME TAX PROVISION                                   0%
------------------------------------------------------------------

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


10. INCOME TAXES (CONT'D)

Deferred income taxes result principally from temporary differences in the financial and tax reporting. Significant components of the Corporation's deferred tax assets and liabilities as of June 30, 1998 are as follows:

                                                                            1998
                                                                               $
--------------------------------------------------------------------------------

Deferred tax assets:
  Net operating tax loss carryforwards                                   125,000
  Valuation allowance for deferred tax assets             (125,000)
Net deferred tax assets             --


The net change in the total valuation allowance for the period ended June 30, 1998 was $125,000.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Realization is not likely. However, this estimate could change in the near term as future taxable income in the legal entities change.

As of June 30, 1998, the Corporation had tax loss carryforwards of approximately $275,000 available to reduce future years' income for tax purposes. These losses expire in 2004.

11. SEGMENTED INFORMATION

The Corporation has one reportable segment - computer software tools which the Corporation sells as part of the Corporation's Year 2000 consulting services.

Revenue is derived from the licensing of software and the provision of related services, which include product support, consulting and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards.

Revenue, expenses, assets and liabilities are substantially in Canada.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


12. SUBSEQUENT EVENTS

As at July 10, 1998, the Corporation filed, pursuant to an exemption under Rule 504 of Regulations D of the Securities Act of 1933, as amended (the "Act"), its intent to raise capital solely to accredited and/or sophisticated investors, 400,000 common shares at $1.50 per share.

The Corporation is relying upon exemptions from registration believing it to be available under federal and state securities laws in connection with the offering. If it is later determined that a state law exemption was unavailable, the Corporation may be required to rescind any sale(s) in that state and/or take other steps as may be necessary to comply with the state's applicable securities laws.

Subsequent to June 30, 1998 the Corporation has initiated development of a stock option plan and a stock purchase plan.

13. PENDING ACCOUNTING STANDARDS

SFAS No. 133 which relates to accounting for derivative instruments and hedging activities is pending and will be adopted by the Company in Fiscal 2000.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

          (b) The exhibits required by Part III of Form 1-A are set forth below.

EXHIBIT INDEX

Number           Description                                                                           Page
------           -----------                                                                           ----

(2)       a.     Articles of Incorporation, incorporated by reference from Form 10-SB filed on August 6, 1999
          b.     Amendment one to Articles of Incorporation, incorporated by reference from
                 Form 10-SB filed on August 6, 1999
          c      Amendment two to Articles of Incorporation, incorporated by reference from
                 Form 10-SB filed on August 6, 1999
          d.     Amendment three to Articles of Incorporation, incorporated by reference from
                 Form 10-SB filed on August 6, 1999
          e.     Bylaws, incorporated by reference from Form 10-SB filed on August 6, 1999
(3)
(5)
(6)       a.     LE GROUPE MOBITECH INC. Share Purchase Agreement, incorporated by reference from
                 Form 10-SB filed on August 6, 1999. Schedules included in this Amendment No. One.
          b.     PROFIL CDI MULTIMEDIA INC. Share Purchase Agreement, incorporated by reference from
                 Form 10-SB filed on August 6, 1999. Schedules included in this Amendment No. One.
          c.     S.I.Q. (SERVICE INTERNET QUEBEC) INC. Share Purchase Agreement Schedules included in this Amendment No. One.
          d.     Department of Public Works and Government Services (DPWGS) - Standard Terms
                 and Conditions, incorporated by reference from Form 10-SB filed on August 6, 1999
          e.     Department of Public Works and Government Services - Standing Offer and
                 Call-up Authority, incorporated by reference from Form 10-SB filed on August 6, 1999
          f.     Scott Feagan Employment Agreement, incorporated by reference from Form 10-SB filed on August 6, 1999
          g.     Robert Bell Employment Agreement, incorporated by reference from Form 10-SB filed on August 6, 1999
          h.     Form of promissory note in favor of certain directors, incorporated by reference from Form 10-SB filed on August 6, 1999
          i.     MPT MILLENNIUM PATENT TECHNOLOGIES CORPORATION LIMITED Distribution Agreement,
                 incorporated by reference from Form 10-SB filed on August 6, 1999. Schedules included in this Amendment No. One.
          j.     MPT MILLENNIUM PATENT TECHNOLOGIES CORPORATION LIMITED License Agreement,
                 incorporated by reference from Form 10-SB filed on August 6, 1999
          k.     Burlington Systems Integration Inc. Share Purchase Agreement, incorporated by reference from Form 10-SB filed on August 6, 1999. Schedules included in this
                 Amendment No. One.
          l.     Syscan International Inc. Share Purchase Agreement, incorporated by reference from
                 Form 10-SB filed on August 6, 1999. Schedules included in this Amendment No. One.
          m.     Axyn Technologies Corporation Share Purchase Agreement, incorporated by reference from Form 10-SB filed on August 6, 1999
          n.     Valuation of shares of Axyn Technologies Corporation, incorporated by reference from Form 10-SB filed on August 6, 1999
(10)      a.     Consent of Independent Auditors

ITEM 2. DESCRIPTION OF EXHIBITS.

Exhibits Attached.

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AXYN CORPORATION
                                        (Registrant)

Date: September 7, 1999                    By /s/ Scott Feagan
                                           -------------------------------------
                                           Scott Feagan, President



                                    Page 36